Exhibit 99.3

(formerly Gammon Gold Inc.)

CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2011
(in United States Dollars, unless otherwise stated)

KPMG LLP
Chartered Accountants	Telephone (416) 777-8500
Bay Adelaide Centre	Fax (416) 777-8818
333 Bay Street Suite 4600	Internet www.kpmg.ca
Toronto ON M5H 2S5
Canada

INDEPENDENT AUDITORS’ REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of AuRico Gold Inc.

We have audited the accompanying consolidated financial statements of AuRico Gold Inc., which comprise the consolidated balance sheets as at December 31, 2011, December 31, 2010 and January 1, 2010, the consolidated statements of operations, comprehensive income / (loss), cash flows, and shareholders’ equity for the years ended December 31, 2011 and December 31, 2010, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of AuRico Gold Inc. as at December 31, 2011, December 31, 2010 and January 1, 2010, and its consolidated financial performance and its consolidated cash flows for the years ended December 31, 2011 and December 31, 2010 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.
KPMG Canada provides services to KPMG LLP.

Other Matter

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), AuRico Gold Inc.’s internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 27, 2012 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Chartered Accountants, Licensed Public Accountants
Toronto, Canada
March 27, 2012

CONSOLIDATED BALANCE SHEETS
(in thousands of United States Dollars)

	December 31	December 31	January 1
As at	2011	2010	2010

ASSETS
Current assets
Cash and cash equivalents (Note 8)	$179,444	$113,142	$128,977
Receivables (Note 9)	65,453	17,925	12,572
Derivative assets	-	1,060	-
Investments (Note 10)	7,588	-	-
Inventories (Note 11)	137,091	75,386	60,485
Prepaids and deposits	6,204	2,511	2,680
Assets classified as held for sale (Note 7)	154,756	-	-
	550,536	210,024	204,714
Non-current assets
Long-term ore in process inventory (Note 11)	51,238	13,205	11,197
Investments (Note 10)	290	20,797	-
Other long-term assets (Note 12)	61,015	535	8,708
Property, plant and equipment & mining interests (Note 13)	2,032,800	562,023	620,488
Intangible assets (Note 14)	21,835	3,453	-
Goodwill (Note 6 and Note 14)	456,302	-	106,799
	$3,174,016	$810,037	$951,906

LIABILITIES
Current liabilities
Trade payables and accrued liabilities	$138,478	$38,001	$36,597
Current income tax liability (Note 20)	3,635	-	422
Derivative liabilities (Note 16)	6,610	-	-
Current portion of long-term debt and finance lease obligations (Note 17)	5,056	4,373	4,398
Current portion of other long-term liabilities (Note 18)	800	800	763
Current portion of provisions (Note 19)	10,614	1,156	-
Liabilities associated with assets classified as held for sale (Note 7)	59,267	-	-
	224,460	44,330	42,180

Non-current liabilities
Long-term debt and finance lease obligations (Note 17)	217,251	27,171	32,431
Option component of convertible senior notes (Note 17)	20,081	-	-
Other long-term liabilities (Note 18)	4,064	6,453	8,654
Provisions (Note 19)	38,650	6,446	7,848
Derivative liabilities (Note 16)	3,910	-	-
Deferred income tax liability (Note 20)	424,462	81,977	107,039
	932,878	166,377	198,152
SHAREHOLDERS’ EQUITY
Capital stock (Note 21)	2,301,419	881,960	866,716
Contributed surplus	45,232	23,080	23,345
Deficit	(94,190)	(271,042)	(136,307)
Accumulated other comprehensive (loss) / income (Note 22)	(11,323)	9,662	-
	2,241,138	643,660	753,754
	$3,174,016	$810,037	$951,906

Commitments and contingencies (Note 28)
Events after the reporting period (Note 32)

Signed on behalf of the Board:	“Signed”	“Signed”
	René Marion, Director	Ronald Smith, Director

See accompanying notes to the consolidated financial statements.	1

CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands of United States Dollars except per share data)

For the years ended December 31	2011	2010

Revenue from mining operations	$401,901	$238,266

Cost of sales (Note 24):
Production costs, excluding amortization & depletion	125,870	89,857
Refining costs	2,063	1,873
Mine standby costs	11,430	9,214
Amortization and depletion	53,300	44,677
Total cost of sales	192,663	145,621

General and administrative	38,014	28,752
Exploration and business development (Note 6 and Note 24)	20,940	1,934
Decommissioning and site rehabilitation (Note 24)	2,103	-
Impairment (reversals) / charges (Note 15 and Note 24)	(49,520)	223,357
Earnings / (loss) from operations	197,701	(161,398)

Finance costs	(3,282)	(3,348)
Foreign exchange gain / (loss)	20,686	(3,507)
Other income (Note 23)	41,719	1,418
Earnings / (loss) before income taxes	256,824	(166,835)

Deferred income tax expense / (recovery) (Note 20)	64,613	(30,651)
Current income tax expense / (recovery) (Note 20)	30,899	(1,516)
	95,512	(32,167)

Net earnings / (loss) from continuing operations	$161,312	$(134,668)
Net earnings from discontinued operations (Note 7)	15,547	-

Net earnings / (loss)	$176,859	$(134,668)

Earnings / (loss) per share (Note 25)

Basic earnings / (loss) per share from continuing operations	$0.88	$(0.97)
Basic earnings per share from discontinued operations	0.08	-
Basic earnings / (loss) per share	$0.96	$(0.97)

Diluted earnings / (loss) per share from continuing operations	$0.74	$(0.97)
Diluted earnings per share from discontinued operations	0.08	-
Diluted earnings / (loss) per share	$0.82	$(0.97)

Weighted average shares outstanding (Note 25)

Basic	183,411,200	138,503,059
Diluted	186,771,446	138,503,059

See accompanying notes to the consolidated financial statements.	2

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME / (LOSS)
(in thousands of United States Dollars except per share data)

For the years ended December 31	2011	2010

Net earnings / (loss)	$176,859	$(134,668)

Other comprehensive (loss) / income from continuing operations:
Unrealized (loss) / gain on investments (Note 10)	(1,260)	8,637
Reclassification of net realized gains on investments to earnings (Note 10)	(7,448)	-
Unrealized (loss) / gain on derivatives designated as cash flow hedges (Note 29)	(10,627)	1,402
Reclassification of realized gains on cash flow hedges to earnings (Note 29)	(35)	(377)
Actuarial losses	(7)	(67)
Foreign exchange on translation of discontinued operations (Note 7)	(1,693)	-
Tax effect	78	-
Total other comprehensive (loss) / income (Note 22)	(20,992)	9,595

Comprehensive income / (loss)	$155,867	$(125,073)

See accompanying notes to the consolidated financial statements.	3

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of United States Dollars)

For the years ending December 31	2011	2010

OPERATING ACTIVITIES
Net earnings / (loss) from continuing operations	$161,312	$(134,668)
Payment of other long-term liabilities	(800)	(792)
Payment of provisions	(4,485)	(101)
Items not affecting cash (Note 26)	26,127	248,042
Change in non-cash operating working capital (Note 26)	(21,896)	(14,898)
Operating cash flows from continuing operations	160,258	97,583

INVESTING ACTIVITIES
Increase in deposits on property, plant and equipment	-	(423)
Cash acquired on acquisition of Northgate (Note 6)	123,244	-
Acquisition of Capital Gold, net of cash acquired (Note 6)	(54,105)	-
Purchase of investments	(51,437)	(10,775)
Sale of investments	69,520	-
Expenditures on property, plant and equipment, mining interests and intangible assets	(230,024)	(107,216)
Investing cash flows from continuing operations	(142,802)	(118,414)

FINANCING ACTIVITIES
Repayment of finance lease obligations	(4,890)	(4,351)
Proceeds from long-term debt	35,000	-
Repayments of long-term debt	(3,000)	(57)
Payment of financing fees on long-term debt	(914)	(1,523)
Proceeds from exercise of warrants issued	15,379	-
Proceeds from exercise of stock options	5,854	8,393
Financing cash flows from continuing operations	47,429	2,462

Impact of foreign exchange on cash	(914)	2,534

Net increase / (decrease) in cash and cash equivalents from continuing operations	63,971	(15,835)
Net increase in cash and cash equivalents from discontinued operations (Note 7)	2,331	-

Cash and cash equivalents, beginning of period	113,142	128,977

Cash and cash equivalents, end of period	$179,444	$113,142

See accompanying notes to the consolidated financial statements.	4

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(in thousands of United States Dollars)

For the years ended December 31	2011	2010

Capital stock
Balance, beginning of period	$881,960	$866,716
Shares issued on acquisition of Northgate (Note 6)	1,030,046	-
Shares issued on acquisition of Capital Gold (Note 6)	347,725	-
Shares issued as payment for acquisition-related services	2,704	-
Shares issued for cash through employee share purchase plan	726	540
Shares issued for cash pursuant to exercise of warrants issued	15,379	-
Fair value of warrants exercised	3,977	-
Shares issued for cash pursuant to exercise of stock options	5,854	8,393
Fair value of share-based compensation	5,833	6,311
Tax benefit on previously unrecognized share issuance costs	7,215	-
Balance, end of period	$2,301,419	$881,960

Contributed surplus
Balance, beginning of period	$23,080	$23,345
Options issued on acquisition of Northgate (Note 6)	16,555	-
Options issued on acquisition of Capital Gold (Note 6)	5,206	-
Fair value of share-based compensation	(5,833)	(6,311)
Share-based compensation	6,224	6,046
Balance, end of period	$45,232	$23,080

Deficit
Balance, beginning of period	$(271,042)	$(136,307)
Actuarial losses	(7)	(67)
Net earnings / (loss)	176,859	(134,668)
Balance, end of period	$(94,190)	$(271,042)

Accumulated other comprehensive (loss) / income (Note 22)
Balance, beginning of period	$9,662	$-
Other comprehensive (loss) / income	(21,070)	9,595
Actuarial losses recognized in deficit	7	67
Tax effect	78	-
Balance, end of period	(11,323)	9,662

Total shareholders’ equity	$2,241,138	$643,660

See accompanying notes to the consolidated financial statements.	5

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of United States dollars unless otherwise stated)

1.	Corporate information

In 2011, Gammon Gold Inc. formally changed its corporate name to AuRico Gold Inc. The change in corporate name was approved by the shareholders at the Annual and Special Shareholders’ Meeting on June 9, 2011. AuRico Gold Inc. and its subsidiaries (collectively, the “Company” or “AuRico Gold”) are engaged in the mining, development, exploration, and acquisition of resource properties. AuRico Gold Inc., the ultimate parent, is a publicly traded company with common shares listed on the Toronto Stock Exchange (TSX: AUQ), the New York Stock Exchange (NYSE: AUQ) and the Berlin Stock Exchange (BSX: GL7). The Company is incorporated and domiciled in Canada and its head office and registered office is located at 110 Yonge Street, Suite 1601, Toronto, Ontario, M5C 1T4.

The consolidated financial statements of the Company and its subsidiaries were authorized for issue in accordance with a resolution of the Board of Directors dated March 27, 2012.

2.	Basis of presentation and statement of compliance

These consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), effective for the year ended December 31, 2011.

The Company’s consolidated financial statements were previously prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) until December 31, 2010. These are the Company’s first IFRS consolidated annual financial statements and as a result, they have also been prepared in accordance with IFRS 1, First-time Adoption of International Financial Reporting Standards. Certain information that is considered material to the understanding of the Company’s amended consolidated financial statements are provided in Note 5, along with reconciliations and descriptions of the effect of the transition from Canadian GAAP to IFRS on shareholders’ equity and total comprehensive income.

These statements have been prepared using the historical cost convention, other than for certain financial instruments, which are measured in accordance with the policy disclosed in Note 3(s).

3.	Summary of significant accounting policies

(a)	Basis of consolidation

These consolidated financial statements include the accounts of the Company and the following subsidiaries:

Company	Principal activity	Country of incorporation
AuRicoGold Chihuahua, S.A. de C.V., SOFOM E.N.R.	Administrative services	Mexico
AuRicoGold de Mexico, S.A. de C.V.	Gold and silver mining	Mexico
AuRicoGold GYC, S.A. de C.V.	Gold and silver exploration	Mexico
AuRico Gold Holdings Inc.	Holding company	Canada
AuRico Gold Luxembourg S.à.r.l	Administrative services	Luxembourg
AuRico Gold (USA), Inc.	Administrative services	United States of America
Capital Gold Corporation	Holding company	United States of America
Compañia Minera del Cubo, S.A. de C.V.	Gold and silver mining	Mexico
Down Under Finance Corporation Pty Ltd. (1)	Administrative services	Australia
Fosterville Gold Mine Pty Ltd. (1)	Gold mining	Australia
Leadville Mining & Milling Holding Corporation	Holding company	United States of America
Leviathan Resources Pty Ltd. (1)	Holding company	Australia
Metales Interamericanos, S.A. de C.V.	Administrative services	Mexico
Mexgold Resources Inc.	Holding company	Canada
Minera Santa Rita, S. de R.L. de C.V.	Gold and silver mining	Mexico
Nayarit Gold de Mexico, S.A. de C.V.	Gold and silver exploration	Mexico
Nayarit Gold Inc.	Holding company	Canada
Northgate Australian Ventures Corporation Pty Ltd. (1)	Administrative services	Australia
Oro de Altar, S.A. de C.V.	Administrative services	Mexico
Perseverance Mining Pty Ltd. (1)	Holding company	Australia
Stawell Gold Mines Pty Ltd. (1)	Gold mining	Australia

(1)	At December 31, 2011, the Company’s Australian operations were classified as a disposal group held for sale and presented as discontinued operations, as discussed in Note 7.

These subsidiaries are controlled by the Company, and are wholly-owned. Control exists when the Company has the power to govern the financial and operating policies of an entity and normally consists of power over more than half of the voting rights of the entity.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of United States dollars unless otherwise stated)

The Company also consolidates the accounts of Caborca Industrial S.A. de C.V., a Mexican corporation wholly-owned by two senior officers of the Company, which provides mining support services to the Company’s El Chanate mine. This entity is considered a special purpose entity (“SPE”) in accordance with the guidance in SIC 12, Consolidation – Special Purpose Entities.

All intra-group transactions, balances, income and expenses are eliminated in full on consolidation.

(b)	Foreign currency

Functional and presentation currency

These consolidated financial statements are expressed in United States dollars (“US dollars”), which is the functional currency of the Company and the presentation currency of the consolidated financial statements. The functional currency of all of the Company’s subsidiaries is also the US dollar except for the Company’s Australian subsidiaries for which the functional currency is the Australian dollar.

Translation of transactions and balances into the functional currency

Transactions in currencies other than an entity’s functional currency (“foreign currencies”) are recognized at the rates of exchange prevailing at the dates of the transactions. At the end of each reporting period, monetary assets and liabilities denominated in foreign currencies are translated at the rates prevailing at that date. Foreign currency non-monetary items that are measured in terms of historical cost are not retranslated.

Exchange differences are recognized in net earnings in the period in which they arise, except for foreign exchange gains and losses on the translation of available-for-sale investments in equity securities or qualifying cash flow hedges, which are recognized in other comprehensive income. Unrealized gains and losses due to movements in exchange rates on cash and cash equivalents held in foreign currencies are shown separately on the Consolidated Statements of Cash Flows.

Translation to the presentation currency

At the end of each reporting period, the results and financial position of subsidiaries whose functional currency differs from the presentation currency of the consolidated financial statements are translated into US dollars as follows:

—	Assets and liabilities are translated at the rates of exchange at the balance sheet date; and

—	Revenues and expenses are translated at the average exchange rates for the period, or at rates that approximate actual exchange rates, with the exception of certain items, such as amortization and depletion, which are translated at the historical rate applied to the related asset.

Foreign exchange gains and losses resulting from translation from the functional currency to the presentation currency are recognized in other comprehensive income and are recognized in net earnings upon the substantial disposition, liquidation or closure of the subsidiary that gave rise to such amounts.

(c)	Revenue recognition

Revenue from the sale of gold, silver and doré bars is recognized when persuasive evidence of a sale arrangement exists, the risks and rewards of ownership pass to the purchaser, including title risk, the selling price is measurable, and collectability is probable. The risks and rewards of ownership are considered to have been transferred when title passes to the customer. Revenue from the sale of gold and silver is measured at the fair value of the consideration received or receivable. Revenue from the sale of doré bars is recorded at estimated values, and is further adjusted based upon final quality assessment and quotations.

(d)	Cash and cash equivalents

The Company considers deposits in banks, certificates of deposits, and short-term investments with original maturities of three months or less from the acquisition date as cash and cash equivalents.

(e)	Inventories

Supplies inventory

Supplies inventory consists of mining supplies and consumables used in the operation of the mines, and is valued at the lower of average cost and net realizable value.

Ore stockpiles inventory

Stockpiles represent ore that has been mined and is available for further processing. Stockpiles are measured by estimating the number of tonnes added and removed from the stockpile, the number of contained ounces (based on assay data) and the estimated metallurgical recovery rates (based on the expected processing method). Stockpile ore tonnages are verified by periodic surveys. Costs are allocated to stockpiles based on the current mining cost per tonne incurred up to the point of stockpiling the ore, including applicable overhead, depletion and amortization relating to mining operations, and are removed at the average cost per tonne. Ore stockpiles inventory is measured at the lower of cost and net realizable value.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of United States dollars unless otherwise stated)

Ore in process inventory

The recovery of gold and silver is achieved through milling and heap leaching processes. Costs are added to ore on leach pads and in the mill based on current mining and processing costs, including applicable overhead, depletion and amortization relating to mining operations. Costs are removed from ore on leach pads and in the mill as ounces are recovered, based on the average cost per ounce of gold and silver in ore in process inventory. Ore in process inventory is measured at the lower of cost and net realizable value.

Finished goods inventory

Finished goods inventory consists of gold, silver and doré bars, and is valued at the lower of cost and net realizable value. For all ore inventories, net realizable value is calculated as the difference between the estimated future metal revenue based on prevailing and / or long-term metal prices as appropriate, and estimated costs to complete production into a saleable form.

(f)	Long-lived assets

Property, plant and equipment

Property, plant and equipment, excluding land, are recorded at cost less accumulated amortization and accumulated impairment losses. Land is recorded at cost less accumulated impairment losses and is not depreciated. The initial cost of an asset is comprised of its purchase price or construction cost, any costs directly attributable to bringing the asset into operation, the initial estimate of the reclamation obligation, and for qualifying assets, borrowing costs. Any investment tax credits received or receivable are deducted from the cost of the asset to which they relate. The purchase price or construction cost is the aggregate amount paid and the fair value of any other consideration given to acquire the asset. The capitalized value of a finance lease is also included within property, plant and equipment, and is measured at the lower of the present value of the minimum lease payments and the fair value of the leased asset.

Subsequent costs are included in the asset’s carrying amount when it is probable that future economic benefits associated with the asset will flow to the Company, and the costs can be measured reliably. This would include costs related to the refurbishment or replacement of major components of an asset, when the refurbishment results in a significant extension in the physical life of the component. All other repairs and maintenance costs are recognized in earnings as incurred.

The cost of property, plant and equipment, less any applicable residual value, is allocated over the estimated useful life of the asset on a straight-line basis. Amortization commences on an asset when it has been fully commissioned and is available for use. Amortization rates applicable to each category of property, plant and equipment, with the exception of land, are as follows:

Asset	Useful life
Leasehold improvements	3 years
Equipment under finance lease	2-10 years
Heavy equipment	2-10 years
Other equipment	2-20 years
Processing plant	2-20 years
Vehicles	2-4 years
Buildings	2-20 years
Office equipment	2-9 years

When components of an item of property, plant and equipment have different useful lives than those noted above, they are accounted for as separate items of property, plant and equipment. Each asset or component’s estimated useful life is determined considering its physical life limitations, however this physical life cannot exceed the life of the mine at which the asset is utilized. Estimates of remaining useful lives and residual values are reviewed annually. Any changes in estimates of useful lives are accounted for prospectively from the date of the change.

Exploration and evaluation assets and mine development expenditures

Exploration and evaluation expenditures include costs such as exploratory drilling, sample testing, costs of pre-feasibility studies, and for qualifying assets, borrowing costs. These costs are capitalized on a project-by-project basis pending determination of the technical feasibility and commercial viability of the project. All capitalized exploration and evaluation expenditures are monitored for indications of impairment, to ensure that exploration activities related to the property are continuing or planned for the future. If an exploration property does not prove viable, all unrecoverable costs associated with the project are written off.

Exploration and evaluation expenditures incurred prior to the Company obtaining the right to explore are expensed in the period in which they are incurred.

Exploration and evaluation assets are not depleted. These amounts are reclassified from exploration and evaluation assets to mine development once the work completed to date supports the future development of the property and management intends to develop the property. All subsequent expenditures to ready the property for production are capitalized within mine development, other than those costs related to the construction of property, plant and equipment, which are capitalized within construction in progress. Expenditures capitalized to mine development include all costs directly related to the development activity and a proportion of overhead costs directly related to the development activity. Any proceeds from the sale of metals during the development and commissioning phase of a project are netted against the expenditures being capitalized as mine development. Upon commencement of commercial production, capitalized mine development costs are reclassified to mining interests and depreciated in accordance with the Company’s policy for mining interests.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of United States dollars unless otherwise stated)

Commercial production

Commercial production is reached when a mine is in the condition necessary for it to be capable of operating in the manner intended by management. The Company considers a range of factors when determining whether commercial production has been reached, which may include demonstration of continuous production near the level required by the design capacity of the processing facilities, demonstration of continuous throughput levels at or above a target percentage of the design capacity, and demonstration of ability to produce output at a net margin that is consistent with expectations. The Company assesses a mine’s ability to sustain production and throughput over a period of approximately one to three months, depending on the complexity of the operation, prior to declaring that commercial production has been reached.

Mining interests

Subsequent to the commencement of commercial production, further development expenditures incurred with respect to a mining interest are capitalized as part of the mining interest, when it is probable that additional future economic benefits associated with the expenditure will flow to the entity. Otherwise, such expenditures are classified as a cost of production.

Production stage mining interests are depleted over the life of the mine using the unit-of-production method based on estimated proven and probable reserves of the mine and the portion of mineralization expected to be classified as reserves. The Company determines the portion of mineralization expected to be classified as reserves by considering the degree of confidence in the economic extraction of the resource, which is affected by long-term metal price assumptions, cut-off grade assumptions, and drilling results. These assessments are made on a mine-by-mine basis.

The expected useful lives used in depletion calculations are determined based on the facts and circumstances associated with the mining interest. Any changes in estimates of useful lives are accounted for prospectively from the date of the change.

Capitalized stripping costs

In open pit mining operations, it is necessary to remove overburden and other waste in order to access the ore body. Only stripping activities that result in access to the ore body are capitalized to the existing mining interest.

Stripping costs incurred prior to commercial production are capitalized as part of the cost of constructing the mine. Mining costs associated with stripping activities during the production phase of a mine are capitalized only if the Company can identify the component of the ore body for which access is obtained, the costs associated with the stripping activities can be measured reliably, and the activities represent a future benefit to the mining interest, in that access is gained to sources of reserves that will be produced in future periods that would otherwise not have been accessible. The amount capitalized is calculated by multiplying the stripping tonnes mined during the period by the current mining cost per tonne in the open pit.

Where a mine operates more than one open pit that are regarded as separate operations for the purpose of mine planning, stripping costs are accounted for separately by reference to the ore from each separate pit. If, however, the pits are highly integrated for the purpose of mine planning, the second and subsequent pits are regarded as extensions of the first pit in accounting for stripping costs. In such cases, the initial stripping of the second and subsequent pits is considered to be production phase stripping related to the combined operation and is capitalized.

Capitalized stripping costs are depreciated over the expected reserves benefiting from the stripping using the unit-of-production method based on estimated proven and probable reserves, and the portion of mineralization expected to be classified as reserves.

Derecognition

Upon disposal or abandonment of long-lived assets, the carrying amounts are derecognized with any associated gains or losses recognized in net earnings.

(g)	Intangible assets

Amounts paid for the acquisition of identifiable intangible assets are recorded at cost less accumulated amortization and accumulated impairment losses. Identifiable intangible assets with a finite useful life are amortized on a straight-line basis over their expected useful life, unless another method represents a more accurate allocation of the expense over their useful life.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of United States dollars unless otherwise stated)

The estimated useful lives of the Company’s intangible assets are as follows:

Asset	Useful life
Transmission rights	9-20 years
Software	3 years

The Company has no identifiable intangible assets for which the expected useful life is indefinite.

(h)	Leases

The Company accounts for both financing and operating leases in its financial statements. The Company classifies its leases as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the Company. All other leases are classified as operating leases.

Assets held under finance leases are initially recognized in property, plant and equipment at their fair value or, if lower, at the present value of the minimum lease payments. The corresponding lease obligation is included in the balance sheet as a finance lease obligation. Lease payments are apportioned between finance expenses and a reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability. Finance expenses are recognized immediately in net earnings.

Operating lease payments are recognized as an expense on a straight-line basis over the lease term, except where another systematic basis is more representative of the time pattern in which economic benefits from the leased asset are consumed.

For transactions involving the sale and subsequent lease back of assets, the Company recognizes the sale and classifies the lease as either operating or financing, in accordance with the policy for lease classification. Any loss on sale is recognized immediately in net earnings and any gain on sale is accounted for in accordance with the classification of the subsequent lease.

(i)	Business combinations

Acquisitions of businesses are accounted for using the acquisition method whereby assets and liabilities acquired are recorded at their fair values as of the date of acquisition and any excess of the purchase price over such fair value is recorded as goodwill. The purchase price includes the fair values of the assets transferred and the equity interests issued by the Company, but does not include any acquisition-related costs, which are expensed as incurred. The fair value of options issued as part of purchase consideration is determined in accordance with Note 3(p).

The measurement period for finalizing the accounting for a business combination will not exceed one year from the date of acquisition. During the measurement period, the Company will retrospectively adjust the preliminary amounts recognized at the acquisition date to reflect new information obtained about facts and circumstances that existed as of the acquisition date and, if known, would have affected the measurement of the amounts as of that date. The Company will also recognize additional assets or liabilities if new information is obtained about facts and circumstances that existed as of the date of acquisition that, if known, would have resulted in the recognition of those assets and liabilities.

(j)	Goodwill

Goodwill represents the difference between the sum of the cost of acquisition and the fair value of the identifiable net assets acquired, and is not amortized. Goodwill, upon acquisition, is allocated to the cash-generating unit or group of cash-generating units expected to benefit from the related business combination for the purposes of impairment testing. A cash-generating unit is identified as the smallest identifiable group of assets that generates cash inflows, which are largely independent of the cash inflows from other assets. Each of the Company’s operating and development stage mines is typically a cash-generating unit for purposes of goodwill impairment testing.

(k)	Impairment of non-financial assets and goodwill

The carrying amounts of non-financial assets, excluding inventories and deferred income tax assets, are reviewed for impairment at each reporting date, or whenever events or changes in circumstances indicate the carrying amounts may not be recoverable. If there are indicators of impairment, a review is undertaken to determine whether the carrying amounts are in excess of their recoverable amounts. Reviews are undertaken on an asset-by-asset basis, except where the recoverable amount for an individual asset cannot be determined, in which case the review is undertaken at the cash-generating unit level.

The Company evaluates, on an annual basis or more frequently if there is an indication that a cash-generating unit may be impaired, the carrying amount of cash-generating units to which goodwill has been allocated, to determine whether such carrying amount may be impaired. To accomplish this, the Company compares the recoverable amount of its cash-generating units to their carrying amounts.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of United States dollars unless otherwise stated)

If the carrying amount of a cash-generating unit or non-financial asset exceeds the recoverable amount, being the higher of its fair value less costs to sell and its value-in-use, an impairment loss is recognized in net earnings as the excess of the carrying amount over the recoverable amount. With respect to cash-generating units, impairment losses are allocated first to reduce the carrying amount of any goodwill allocated to the units, and then to reduce the carrying amounts of the other assets in the unit on a pro-rata basis to their individual recoverable amount.

Where the recoverable amount is assessed using discounted cash flow techniques, the resulting estimates are based on detailed mine or production plans. The mine plan is the basis for forecasting production output in each future year and for forecasting production costs. For value-in-use calculations, production costs and output in the mine plan may be revised to reflect the continued use of the asset in its present form.

Non-financial assets that have suffered an impairment are tested for a possible reversal of the impairment whenever events or changes in circumstances indicate that the impairment may have reversed. In these instances, the impairment loss is reversed to the recoverable amount but not beyond the carrying amount, net of amortization, that would have arisen if the prior impairment loss had not been recognized. Goodwill impairments are not reversed.

(l)	Impairment of financial assets

At each reporting date, the Company assesses whether there is any objective evidence that a financial asset or a group of financial assets, other than financial assets classified as fair value through profit or loss, is impaired. Financial assets include receivables and available-for-sale investments. A financial asset or a group of financial assets is deemed to be impaired if there is objective evidence of impairment as a result of one or more events that have occurred after the initial recognition of the asset that negatively impact the estimated future cash flows of the financial asset or the group of financial assets.

(m)	Reclamation provisions

The Company’s mining and exploration activities are subject to various governmental laws and regulations relating to the protection of the environment. These environmental regulations are continually changing, and the Company has made, and intends to make in the future, expenditures to comply with such laws and regulations. The timing of these expenditures is dependent upon a number of factors including the life of the mine, the operating licence conditions, and the laws, regulations, and environment in which the mine operates.

Reclamation provisions are recognized at the time an environmental disturbance occurs and are measured at the Company’s best estimate of the expected value of future cash flows required to reclaim the disturbance upon mine closure, which are discounted to their present value for each mine operation. Expected future cash flows reflect the risks and probabilities that alternative estimates of cash flows could be required to settle the obligation. The discount rate used is a risk-free pre-tax rate that reflects current market assessments of the time value of money specific to the currency in which the cash flows are expected to be paid. Significant estimates are involved in forming expectations of future activities and the amount and timing of the associated cash flows. Those expectations are based on existing environmental and regulatory requirements or, if more stringent, Company policies that give rise to a constructive obligation.

Upon initial recognition of a reclamation provision, the corresponding cost is capitalized as an asset, representing part of the cost of acquiring the future economic benefits of the operation. The capitalized cost of reclamation and rehabilitation activities is recognized in mining interests and depreciated in accordance with the Company's policy for the related asset. The value of the provision is progressively increased over the life of the operation as the effect of discounting unwinds, creating an expense included in finance costs.

Reclamation provisions are adjusted for changes in estimates. Such adjustments, which are not the result of the current production of inventory, are accounted for as a change in the corresponding capitalized cost, except where a reduction in the provision is greater than the undepreciated capitalized cost of the related assets. In the latter case, the capitalized cost is reduced to nil and the remaining adjustment is recognized in the Consolidated Statements of Operations. Factors influencing such changes in estimates include revisions to estimated reserves, resources and lives of mines; developments in technologies; regulatory requirements and environmental management strategies; changes in estimated costs of anticipated activities, including the effects of inflation and movements in foreign exchange rates; and movements in interest rates affecting the discount rate applied. For mine sites in the closure phase, changes to estimated site rehabilitation costs are recognized immediately in net earnings.

(n)	Other provisions

Provisions are recognized when the Company has a present obligation (legal or constructive), as a result of past events, and it is probable that an outflow of resources that can be reliably estimated will be required to settle the obligation. Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to the passage of time is recognized as interest expense included in finance costs.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of United States dollars unless otherwise stated)

(o)	Employee benefits

Short-term employee benefits

The Company accrues liabilities for short-term employee benefits such as wages, salaries, bonuses, paid vacation, and other benefits expected to be settled within 12 months from the end of the reporting period. The liabilities for short-term benefits are measured on an undiscounted basis at the amounts expected to be paid when the liabilities are settled. These amounts are recognized within accounts payable, with offsetting charges to cost of sales (production costs) or general and administrative expense.

Post-employment benefits

The Company has an obligation to provide post-employment benefits to certain of its employees. The cost of the accrued benefit liability for benefits earned by employees is determined on an annual basis using the projected unit credit method, using independent qualified actuaries and management’s best estimate of salary escalation and retirement ages. The accrued benefit liability for this plan is included with provisions on the Consolidated Balance Sheets.

Actuarial gains and losses arise from changes in actuarial assumptions used to determine the accrued benefit liability. These gains and losses are recognized in other comprehensive income in the year that they occur.

Long-service leave

The Company has recognized a provision for benefits accruing to certain of its employees in relation to long-service leave. Costs including payroll tax, workers’ compensation premiums and superannuation are included in the determination of the provision. The provision for the current portion of long-service leave is measured at its nominal amount based on remuneration rates that are expected to be paid when the liability is settled. The non-current portion of the long-service leave provision is measured at the present value of estimated future cash flows. The present value of future cash flows reflect estimated increases in entitlement costs and discount rates based on the risk-free rate for the jurisdiction to which the liability relates.

Termination benefits

The Company accrues liabilities for involuntary termination and severance benefits when the termination has been communicated to the employee, and the employee acknowledges receipt. The liabilities for termination benefits are measured at their nominal amounts based on amounts expected to be paid when the liabilities are settled.

(p)	Share-based compensation

The Company measures all equity-settled share-based awards made to employees and others providing similar services (collectively, “employees”) based on the fair value of the options or units on the date of grant.

The grant date fair value of options is estimated using an option pricing model and is recognized over the vesting period of the options as compensation expense, with a corresponding increase to equity. The fair value of the Company’s deferred share units is determined based on the market value of the Company’s shares on the date of grant, and is expensed over the vesting period. The amount of compensation expense charged to earnings is adjusted for the estimated number of awards that are expected to vest.

The Company awards cash-settled share-based compensation to certain employees in the form of restricted share units and phantom share units. In accounting for these awards, the Company recognizes the fair value of the amount payable to employees as compensation expense as they are earned, based on the estimated number of units that are expected to vest. The corresponding liability is remeasured at fair value on each reporting date and upon settlement, with changes in fair value recognized in net earnings for the period. The fair value of restricted share units is determined by reference to the Company’s share price when the units are earned or re-measured.

The Company also maintains an employee share purchase plan. Under this plan, contributions by the Company’s employees are matched to a specific percentage by the Company and are recognized as an expense when the Company’s obligation to contribute arises.

Share-based arrangements in which the Company receives goods or services as consideration for its own equity instruments are accounted for as equity-settled share-based payment transactions regardless of how the equity instruments are obtained by the Company. These share-based arrangements are measured at the fair value of goods or services received.

(q)	Income taxes

Income tax expense comprises current and deferred income tax. Current and deferred income taxes are recognized in net earnings except to the extent that they relate to a business combination, or to items recognized directly in equity or other comprehensive income.

Current income taxes

Current income tax represents the income tax expected to be payable on the Company’s taxable earnings for the year using rates that are enacted or substantively enacted at the balance sheet date. Taxable earnings differ from accounting earnings reported in the Consolidated Statements of Operations due to differences in timing of amounts deductible or taxable for tax purposes and due to exclusions of items that are not taxable or deductible. Current income tax includes adjustments for tax expense expected to be payable or recoverable in respect of previous periods.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of United States dollars unless otherwise stated)

Deferred income taxes

Deferred income tax assets and liabilities represent income taxes expected to be payable or recoverable on differences between the carrying amount of assets and liabilities in the Company’s consolidated financial statements and the corresponding tax basis used in the computation of taxable earnings. Deferred income tax assets also represent income taxes expected to be recoverable on unused tax losses and tax credits carried forward. Deferred income tax is provided using the liability method on temporary differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes at the reporting date.

Deferred income taxes are measured using the enacted or substantively enacted tax rates as of the balance sheet date that are expected to be in effect when the differences reverse or when unclaimed losses are utilized. Deferred income tax liabilities are generally recognized for all taxable temporary differences, with some exceptions described below. Deferred income tax assets are recognized to the extent that it is probable that taxable earnings will be available against which deductible temporary differences, unused tax losses and tax credits can be used. Neither deferred income tax liabilities, nor deferred income tax assets, are recognized as a result of temporary differences that arise from (a) the initial recognition of goodwill, (b) a transaction, other than a business combination, that affects neither accounting earnings nor taxable earnings, or (c) differences relating to investments in subsidiaries to the extent that it is probable that they will not reverse in the foreseeable future. Deferred income tax assets and liabilities are offset to the extent there is a legally enforceable right to offset current income tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but the entity intends to settle current income tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

The carrying amount of deferred income tax assets is reviewed at the end of each reporting period and adjusted to the extent that it is no longer probable that sufficient taxable earnings will be available to allow the benefit, or all or part of the asset, to be utilized. To the extent that an asset not previously recognized fulfils the criteria for asset recognition, a deferred income tax asset is recognized.

(r)	Earnings per share

Basic earnings per share is calculated based on the weighted average number of common shares and common share equivalents outstanding for the period. Diluted earnings per share is determined by adjusting the weighted average number of common shares and common share equivalents outstanding and earnings attributable to common shareholders of the Company for the dilutive effects of the potential conversion of all outstanding convertible senior notes, and the potential exercise of all outstanding options and warrants issued using the treasury stock method. The treasury stock method assumes that proceeds received from the exercise of the in-the-money stock options and warrants issued are used to repurchase shares at the average market price for the period.

(s)	Financial instruments

Financial instruments are measured at fair value on initial recognition of the instrument. Measurement in subsequent periods depends on whether the financial instrument has been classified as “financial assets at fair value through profit or loss”, “available-for-sale financial assets”, “held-to-maturity investments”, “loans and receivables” or “other financial liabilities”.

The Company’s financial instruments are classified and subsequently measured as follows:

Asset / Liability	Classification	Subsequent Measurement
Cash and cash equivalents	Fair value through profit or loss	Fair value
Receivables	Loans and receivables	Amortized cost
Currency forwards	Fair value through profit or loss	Fair value
Warrants held to purchase equity securities	Fair value through profit or loss	Fair value
Investments	Available-for-sale and fair value through profit or loss	Fair value
Restricted cash (closure bonds)	Fair value through profit or loss	Fair value
Warrants issued	Fair value through profit or loss	Fair value
Payables, provisions and other long-term liabilities	Other financial liabilities	Amortized cost
Long-term debt and finance lease obligations	Other financial liabilities	Amortized cost
Option component of convertible senior notes	Fair value through profit or loss	Fair value

Financial assets and financial liabilities classified as fair value through profit or loss are measured at fair value with changes in those fair values recognized in net earnings. Financial assets classified as available-for-sale are measured at fair value, with changes in those fair values recognized in other comprehensive income.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of United States dollars unless otherwise stated)

Warrants issued and warrants held to purchase equity securities of other companies are classified as financial assets or financial liabilities at fair value through profit or loss and measured at fair value using a pricing model. Unrealized gains or losses related to changes in fair value are reported in other income in the Consolidated Statements of Operations.

Investments in equity securities classified as either available-for-sale financial assets or financial assets at fair value through profit or loss are accounted for at their fair value, which is determined based on the last quoted market price. Changes in market value of available-for-sale equity securities as well as the related foreign exchange and tax impact, if any, are accounted for in accumulated other comprehensive income until the equity securities are sold or are determined to be other-than-temporarily impaired. When available-for-sale equity securities are sold or are determined to be other-than-temporarily impaired, the related accumulated change in accumulated other comprehensive income is reversed and the actual gain or loss on disposal, or the impairment charge, is recognized in net earnings. Changes in market value of equity securities at fair value through profit or loss, as well as the related foreign exchange and tax impact, if any, are recognized in net earnings in the period in which they occur.

Convertible senior notes, under the terms of which the Company has the right to settle all or part of the instrument in cash on the conversion date, are classified as a financial liability with an embedded derivative. The debt component of the convertible senior notes is presented within long-term debt and finance lease obligations on the Consolidated Balance Sheets, and is initially recognized as the difference between the fair value of the financial instrument as a whole and the fair value of the embedded derivative. The debt component is subsequently recognized at amortized cost using the effective interest rate method. The embedded derivative represents the conversion feature (option component, see Note 17) and is classified as a financial liability at fair value through profit or loss and initially recognized at fair value. The embedded derivative is subsequently recognized at fair value with changes in fair value recognized in net earnings. Gains and losses related to the debt component and the embedded derivative are recognized in net earnings. Interest expense relating to the debt component is also recognized in net earnings, with the exception of interest expense capitalized as borrowing costs in accordance with Note 3(f).

Fair values are based on quoted market prices where available, or where no active market exists, fair values are estimated using a variety of valuation techniques and models. These valuation techniques and models include recent arm’s length market transactions, reference to current market value of another instrument which is substantially the same, and discounted cash flow analysis and cash flow models.

Transaction costs, other than those related to financial instruments classified as fair value through profit or loss, which are expensed as incurred, are combined with the fair value of the financial asset or financial liability on initial recognition and amortized using the effective interest rate method. If future modifications are made to a financial asset or liability that are not considered to be substantial, the transaction costs related to this modification are combined with the carrying amount, and amortized over the life of the instrument using the effective interest rate method.

All derivative instruments, including embedded derivatives, are recorded on the balance sheet at fair value unless exempted from derivative treatment as an own-use instrument. All changes in fair value are recorded in net earnings unless they are designated in a valid hedging relationship (Note 3(t)), in which case changes in fair value are recorded in accumulated other comprehensive income.

Financial assets are derecognized when the rights to receive cash flows from the asset have expired or have been transferred and the Company has transferred substantially all of the risks and rewards of ownership. Financial liabilities are derecognized when they have been settled by the Company, or when an obligation expires. In instances where a financial liability is replaced by another from the same lender on substantially different terms, or the terms of the existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, with any difference recognized in the Consolidated Statements of Operations.

Financial assets and financial liabilities are offset and the net amount reported in the Consolidated Balance Sheets only if there is an enforceable legal right to offset the recognized amounts and the intention is to settle on a net basis, or to realize the assets and settle the liabilities simultaneously.

(t)	Hedges

Hedging relationships that meet documentation requirements, and can be proven to be effective both at the inception and over the term of the relationship qualify for hedge accounting. At the inception of the transaction, the Company documents the relationship between hedging instruments and hedged items, the method for assessing effectiveness, as well as its risk management objective and strategy for undertaking various hedge transactions. The Company makes an assessment, both at the inception of the hedge and on an ongoing basis, of whether the derivatives that are used in hedging transactions have been and will continue to be highly effective in offsetting changes in fair values or cash flows of hedged items.

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges are recognized as other comprehensive income and are presented within equity as accumulated other comprehensive income. The gain or loss relating to the ineffective portion is recognized immediately in net earnings. Amounts accumulated in equity are recycled to net earnings in the period in when the hedged item will affect net earnings. However, when the forecasted transaction that is hedged results in the recognition of a non-financial asset or liability, the gains and losses previously deferred in equity are transferred from equity and included in the measurement of the initial cost or carrying amount of the related asset or liability.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of United States dollars unless otherwise stated)

When a hedging instrument expires or is sold or terminated, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognized when the forecast transaction is ultimately recognized in net earnings. When a forecasted transaction is no longer expected to occur, the cumulative gain or loss existing in accumulated other comprehensive income is immediately charged to net earnings.

(u)	Assets held for sale and discontinued operations

Non-current assets, or disposal groups comprised of assets and liabilities, that are expected to be recovered primarily through sale rather than through continuing use, are classified as held for sale. Immediately before classification as held for sale, the assets, or components of a disposal group, are remeasured at the lower of their carrying amount and fair value less costs to sell, with the exception of financial assets and deferred income tax assets, which continue to be measured in accordance with the Company’s accounting policies. Impairment losses on initial classification as held for sale and subsequent gains and losses on remeasurement are recognized in net earnings from continuing operations. Subsequent gains are not recognized in excess of any cumulative past impairment losses. The Company presents assets held for sale separately from the Company’s other assets and separately from liabilities directly associated with the assets held for sale. Liabilities associated with assets held for sale are presented separately from the Company’s other liabilities.

A discontinued operation is a component of the Company that has either been disposed of or that is classified as held for sale. A component of the Company is comprised of operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the Company. Net earnings of a discontinued operation and any gain or loss on disposal are presented separately in the Consolidated Statements of Operations.

(v)	Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Chief Executive Officer. The Company’s operating segments, before aggregation, have been identified as the Company’s individual operating and development stage mines. Aggregation of one or more operating segments into a single operating segment is permitted if aggregation is consistent with the core principle of the standard, the operating segments have similar economic characteristics, and the operating segments have a number of other similarities, including similarities in the nature of their products, production processes, and regulatory environment. The Company’s reportable segments are consistent with the identified operating segments and consist of the geographical regions in which the Company operates.

(w)	Standards issued but not yet adopted

For the purposes of preparing and presenting the Company’s consolidated financial statements, the Company has adopted all standards and interpretations issued other than those discussed in this note. These standards have not been adopted because they are not effective until subsequent to December 31, 2011. Standards and interpretations issued, but not yet adopted include:

Effective
IFRS 9, Financial Instruments	January 1, 2015
IFRS 10, Consolidated Financial Statements	January 1, 2013
IFRS 11, Joint Arrangements	January 1, 2013
IFRS 12, Disclosure of Interests in Other Entities	January 1, 2013
IFRS 13, Fair Value Measurement	January 1, 2013
IFRIC 20, Stripping Costs in the Production Phase of a Surface Mine	January 1, 2013
Amendments to IFRS 7, Financial Instruments: Disclosures	January 1, 2012
Amendments to IAS 1, Presentation of Financial Statements	July 1, 2012
Amendments to IAS 12, Income Taxes	January 1, 2012
Amendments to IAS 19, Employee Benefits	January 1, 2013
Amendments to IAS 27, Consolidated and Separate Financial Statements	January 1, 2013
Amendments to IAS 28, Investments in Associates	January 1, 2013

The Company believes that, with the exception of the standards and amendments discussed below, the adoption of these standards will have no material impact on the consolidated financial statements of the Company.

IFRS 9, Financial Instruments, proposes to replace IAS 39 Financial Instruments: Recognition and Measurement. The replacement standard has three main phases, the first of which provides new guidance for the classification and measurement of financial assets and liabilities. The second part, which is currently an exposure draft, provides guidance for amortized cost and impairment methodology for financial assets. The third part, which is also currently an exposure draft, proposes a revised general hedge accounting model. The Company will evaluate the impact of the change to its consolidated financial statements based on the characteristics of financial instruments anticipated to be outstanding at the time of adoption.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of United States dollars unless otherwise stated)

IFRS 10, Consolidated Financial Statements, proposes to replace the consolidated financial statements section of IAS 27, Consolidated and Separate Financial Statements and SIC-12, Consolidation – Special Purposes Entities in their entirety. IFRS 10 establishes the principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities, regardless of the nature of relationship. The new standard introduces a revised definition of control, and provides additional guidance on how to apply the control principle in a number of situations. The Company is currently evaluating the impact of this new standard on the consolidated financial statements.

IFRS 12, Disclosure of Interests in Other Entities, outlines the disclosures required surrounding an entity’s interests in subsidiaries, associates, joint arrangements and unconsolidated structured entities, to enable users of financial statements to evaluate the nature of, and risks associated with, its interests in other entities, and the effects of those interests on its financial position, financial performance and cash flows. The Company is currently evaluating the impact of this standard on the consolidated financial statement note disclosures.

IFRS 13, Fair Value Measurement, is a single source of fair value measurement guidance under IFRS. This new IFRS clarifies the definition of fair value, provides a clear framework for measuring fair value, and enhances the disclosures about fair value measurements. IFRS 13 is not only limited to financial instruments, but also to fair value measurement in other IFRS, such as impairment and employee future benefits. The Company is currently evaluating the impact of this standard on the consolidated financial statements.

IAS 1, Presentation of Financial Statements, was amended to revise the presentation of other comprehensive income, requiring entities to group items presented in other comprehensive income based on whether they are potentially reclassifiable to profit or loss subsequently, with subtotals for each group. The Company is currently evaluating the impact of this amendment on the presentation of other comprehensive income in the Consolidated Statements of Operations.

IAS 19, Employee Benefits, was amended to reflect a number of changes in the accounting for defined benefit plans and termination benefits, including, among others, the removal of the corridor approach, elimination of options for presenting gains and losses, enhancement of disclosures, recognition of changes in plan amendments, settlements and curtailments in earnings, and changes to the timing of recognition of termination benefits. The Company is currently evaluating the impact of these amendments on the consolidated financial statements.

IFRIC 20, Stripping Costs in the Production Phase of a Surface Mine, was issued subsequent to the end of the reporting period, and provides guidance on the recognition and measurement of stripping costs associated with surface mining operations. The Company is currently evaluating the impact of this interpretation on the consolidated financial statements.

4.	Critical accounting estimates and judgements

Many of the amounts included in the consolidated balance sheet require management to make estimates and judgements. Accounting estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to accounting estimates are recognized in the period in which the estimates are revised.

Critical accounting estimates

The following is a list of the accounting estimates that the Company believes are critical, due to the degree of uncertainty regarding the estimates or assumptions involved and the magnitude of the asset, liabilities, revenue or expense being reported. Actual results may differ from these estimates.

—	The Company makes estimates of gold and silver recoverable from ore stacked on leach pads. The quantities of recoverable gold placed on the leach pads are reconciled to the quantities of gold actually recovered (metallurgical balancing), by comparing the grades of ore placed on the leach pads to actual ounces recovered. The nature of the leaching process inherently limits the ability to precisely monitor inventory levels. As a result, the metallurgical balancing process is constantly monitored and the engineering estimates are refined based on actual results over time. The ultimate recovery of gold from a pad will not be known until the leaching process is completed. Leach pad recovery estimates are used in the determination of the Company’s inventories, and in the determination of the fair values of inventories acquired in a business combination.

—	The Company makes estimates of the quantities of proven and probable reserves of the mine and the portion of mineralization expected to be classified as reserves. The estimation of quantities of reserves and resources is complex, requiring significant subjective assumptions that arise from the evaluation of geological, geophysical, engineering and economic data for a given orebody. This data could change over time as a result of numerous factors, including new information gained from development activities, evolving production history and a reassessment of the viability of production under different economic conditions. Reserve estimates are used in the calculation of depletion expense, to calculate the fair value of assets acquired in a business combination, to calculate the recoverable amount of a cash-generating unit and to forecast the life of the mine.

—	The Company forecasts prices of commodities, exchange rates, production costs, discount rates, and recovery rates. These estimates may change the economic status of reserves and may result in reserves and resources being revised. In addition, these estimates are used to calculate the fair value of assets acquired in a business combination and the recoverable amount of a cash generating unit (“CGU”) for the purpose of impairment testing.

—	The Company makes estimates of the likelihood of whether or not all or some portion of each deferred income tax asset will be realized, which is impacted by interpretation of tax laws and regulations, historic and future expected levels of taxable income, timing of reversals of taxable temporary timing differences, and tax planning initiatives. Levels of future taxable income are affected by, among other things, market gold prices, production costs, quantities of proven and probable gold reserves, interest rates and foreign currency exchange rates.

—	The Company makes estimates of the timing and amount of expenditures required to settle the Company’s reclamation provisions. The principal factors that can cause expected future expenditures to change are: the construction of new processing facilities; changes in the quantities of material in reserves and a corresponding change in the life of mine plan; changing ore characteristics that ultimately impact the environment; changes in water quality that impact the extent of water treatment required; and changes in laws and regulations governing the protection of the environment. In general, as the end of the mine life nears, the reliability of expected cash flows increases, but earlier in the mine life, the estimation of a reclamation provision is inherently more subjective.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of United States dollars unless otherwise stated)

Critical accounting judgements

The following is a critical judgement that management has made in the process of applying accounting policies that may have a significant impact on the amounts recognized in the Consolidated Financial Statements.

—	The Company makes judgements about which indicators to consider when evaluating whether a mine has reached commercial production, which may impact the timing and amount of depreciation and depletion, the amount of revenue recognized in the Consolidated Statements of Operations, and the amount of costs capitalized to mine development during 2012.

5.	Transition to IFRS

These consolidated financial statements are the Company’s first set of annual financial statements that comply with IFRS, including the application of IFRS 1, First Time Adoption of International Financial Reporting Standards. IFRS 1 requires an entity to adopt IFRS in its first annual financial statements prepared under IFRS by making an explicit and unreserved statement in those financial statements of compliance with IFRS. The Company has made this statement in Note 2 to these consolidated financial statements.

IFRS 1 requires that comparative financial information be presented, and as a result, the Company has applied IFRS as of January 1, 2010 (the “transition date”). IFRS requires first-time adopters to retrospectively apply all effective standards as of the reporting date, but provides for certain optional exemptions and mandatory exceptions for first-time adopters which are outlined in the notes to the reconciliations below. The Company has applied these exemptions to its opening balance sheet dated January 1, 2010.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of United States dollars unless otherwise stated)

Reconciliation of total comprehensive loss

The following is a reconciliation of the Company’s total comprehensive loss previously reported under Canadian GAAP to total comprehensive loss under IFRS for the year ended December 31, 2010:

For the year ended December 31	Notes	2010
Total comprehensive loss – Canadian GAAP		$(139,323)
Deferred income tax	(a)	13,150
Amortization of property, plant and equipment	(b)	1,185
Amortization of deferred gain	(b)	1,636
Reclamation provisions	(c)	513
Share-based compensation	(d)	(1,229)
Post-employment benefits provision	(e)	937
Borrowing costs	(f)	391
Impairment of non-financial assets	(g)	(1,747)
Foreign exchange impact of above adjustments		(834)
Other		248
Total comprehensive loss – IFRS		$(125,073)

Reconciliation of shareholders’ equity

The following is a reconciliation of the Company’s total shareholders’ equity previously reported under Canadian GAAP to total shareholders’ equity under IFRS at January 1, 2010 and December 31, 2010:

		January 1	December 31
As at	Notes	2010	2010
Shareholders’ equity – Canadian GAAP		$792,337	$666,763
Deferred income tax	(a)	(26,474)	(13,324)
Amortization of property, plant and equipment	(b)	(10,591)	(9,406)
Amortization of deferred gain	(b)	-	1,636
Reclamation provisions	(c)	(1,091)	(578)
Share-based compensation	(d)	-	-
Post-employment benefits provision	(e)	495	1,432

Borrowing costs	(f)	(1,209)	(818)
Impairment of non-financial assets	(g)	-	(1,747)
Foreign exchange impact of above adjustments		-	(834)
Other		287	536
Shareholders’ equity – IFRS		$753,754	$643,660

Reconciliation of consolidated statement of cash flows

The restatement from Canadian GAAP to IFRS did not have an impact on the Company’s consolidated statements of cash flows for the year ended December 31, 2010. The differences in earnings, as previously mentioned, were offset by changes in non-cash items, resulting in no impact to operating cash flow. In addition, there was no net impact on the cash flows generated by the Company. As a result, a quantitative reconciliation was not prepared.

All significant differences that resulted in an adjustment to the Company’s IFRS financial statements at January 1, 2010 and December 31, 2010, and for the year ended December 31, 2010, are as follows:

(a)	Deferred income taxes

IFRS requires that where non-monetary assets and liabilities are measured in the Company’s functional currency, but where the Company’s taxable earnings is determined in a different currency, changes in the exchange rate give rise to temporary differences that result in deferred income tax assets or liabilities. Under Canadian GAAP, the recognition of deferred income tax assets and deferred income tax liabilities due to exchange rate differences on non-monetary assets were not accounted for. This difference, which was partially offset by the tax effect of other IFRS transition adjustments, resulted in an increase in the deferred income tax liability at January 1, 2010 and December 31, 2010, and an increase in the deferred income tax recovery for the year ended December 31, 2010.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of United States dollars unless otherwise stated)

(b)	Amortization of property, plant and equipment

Under IFRS, the Company allocates costs incurred for plant and equipment upon initial recognition to significant components, and amortizes components separately over their estimated useful lives. Under Canadian GAAP, the Company typically calculated amortization at the asset level. Furthermore, under IFRS the Company deducts an asset’s residual value in calculating the depreciable amount of each asset. These differences resulted in a decline in property, plant and equipment at January 1, 2010 and December 31, 2010, as well as a decrease in amortization and depletion expense for the year ended December 31, 2010.

During 2009, the Company entered into two sale-leaseback transactions. In both cases, a deferred gain on leaseback was recognized and recorded in other liabilities, since the consideration received in the leaseback was greater than the carrying amount at the time of the transaction. As a result of adjusting accumulated amortization at the date of the leaseback transaction under IFRS as described above, the deferred gain recognized for these transactions increased. This difference resulted in an increase in other long-term liabilities at December 31, 2010, and an increase in other income for the year ended December 31, 2010.

(c)	Reclamation provisions

Under IFRS, reclamation provisions are measured at the expected value of future cash flows required to settle the obligation, discounted to their present value using a risk-free pre-tax rate. Expected future cash flows reflect the risks and probabilities that alternative estimates of cash flows could be required to settle the obligation. Under Canadian GAAP, the Company was required to use a credit-adjusted discount rate when calculating the obligation. This difference had an immaterial impact on the Company’s long-term provisions on transition to IFRS, and an immaterial impact on the Company’s accretion expense during 2010, but resulted in an increase in long-term provisions at December 31, 2010.

IFRIC 1, Changes in Existing Decommissioning, Restoration and Similar Liabilities, requires specified changes in reclamation provisions to be added or deducted from the cost of the asset to which it relates. The Company has elected to apply an IFRS 1 exemption with respect to the recording of the reclamation asset on transition, which allows the Company to restate this amount by discounting the reclamation provision to the date that it first arose and then depreciate the resulting asset to January 1, 2010. The application of the IFRS 1 exemption resulted in a decrease in mining interests at January 1, 2010 and December 31, 2010, as well as a decrease in amortization and depletion expense for the year ended December 31, 2010.

Under IFRS, foreign exchange gains and losses on reclamation provisions are considered changes to estimated cash flows that are capitalized to the reclamation asset, where they will be amortized over the life of the mine. Foreign exchange gains and losses on the reclamation provision were expensed in profit or loss under Canadian GAAP. The impact of this adjustment was to increase mining interests at December 31, 2010, and decrease foreign exchange loss and amortization and depletion expense for the year ended December 31, 2010.

(d)	Share-based compensation

The Company grants options, in certain situations, to contractors that provide services similar to employees. Under IFRS, the fair value of these options must be determined at the date of grant, whereas under Canadian GAAP the fair value was determined on the date the options were earned. In addition, for all options, the Company must estimate the expected option forfeiture rate at the date of grant, as opposed to accounting for them as they occur. These differences resulted in an increase in general and administrative expense for the year ended December 31, 2010, with no impact on total shareholders’ equity.

The Company elected to apply the exemption provided under IFRS 1 which limits the application of these measurement changes to all share-based compensation granted after November 7, 2002 that had not vested by the transition date. The Company applied IFRS 2, Share-based Payments, for all liabilities arising from share-based payment transactions that existed at its transition date.

(e)	Post-employment benefits provision

Under Mexican labour law, the Company is required to provide statutorily mandated severance benefits to its employees terminated under certain circumstances. These severance benefits accumulate over the employee’s years of service, and under Canadian GAAP, were accounted for as defined benefit plans. Under IFRS, these benefits are considered termination benefits and are expensed as incurred. In addition, the Company has elected the IFRS 1 exemption for employee benefits, which allows the Company to recognize all cumulative actuarial gains and losses in deficit at the date of transition to IFRS. These differences resulted in a decrease in the Company’s post-employment benefits provision and inventory at January 1, 2010 and December 31, 2010, and a decrease in production costs for the year ended December 31, 2010.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of United States dollars unless otherwise stated)

(f)	Borrowing costs

The Company has elected to apply the IFRS 1 exemption for borrowing costs, which permits the Company to apply the requirements of IAS 23 prospectively from the transition date. As a result, an adjustment was made on transition to derecognize all borrowing costs that had been previously capitalized under Canadian GAAP. Application of the IFRS 1 exemption resulted in a decrease in amortization and depletion expense for the year ended December 31, 2010. During 2010, the Company also identified qualifying assets under IFRS for which interest was not capitalized under Canadian GAAP. This adjustment resulted in an increase in property, plant and equipment and mining interests and a decrease in finance costs at December 31, 2010.

(g)	Impairment of non-financial assets

The Company performed a goodwill impairment test at the date of transition and determined that there was no adjustment required upon transition to IFRS on January 1, 2010. In the second quarter of 2010, the Company recognized an impairment charge as a result of the suspension of operations at the El Cubo mine. Under IFRS, the impairment charge was impacted by the requirement to deduct the estimated costs to sell from the fair value determination, as well as differences in the carrying amounts of the El Cubo assets under IFRS. These differences resulted in a decrease in property, plant and equipment and mining interests at December 31, 2010, and an increase in the impairment charge for the year ended December 31, 2010.

(h)	Foreign exchange

The Company has cumulative translation adjustment balances relating to its conversion from a Canadian dollar functional currency to a US dollar functional currency in 2007. IFRS 1 permits cumulative translation gains and losses to be reset to zero at the transition date. The Company made this election, resulting in a decline of $6,434 in accumulated other comprehensive income and a corresponding increase in the deficit at January 1, 2010.

6.	Business combinations

During the year, the Company completed the acquisitions of Capital Gold Corporation (“Capital Gold”) and Northgate Minerals Corporation (“Northgate”). These acquisitions enhanced the Company’s production profile and resource base, and with the addition of Northgate, expanded the Company’s operations into Canada.

(a)	Acquisition of Capital Gold Corporation

On April 8, 2011, the Company completed the acquisition of Capital Gold, whereby the Company acquired all of the issued and outstanding common shares of Capital Gold. As a result of the acquisition, the Company now owns the El Chanate gold mine located in Sonora, Mexico as well as the Orion development project in Nayarit, Mexico. For each common share held, Capital Gold shareholders received 0.5209 common shares of the Company and a cash payment of $1.09. As a result of the transaction, the Company issued 32,796,771 common shares and made a cash payment of $68,630 to Capital Gold shareholders. The results of Capital Gold, which include its wholly-owned subsidiaries and Caborca Industrial, S.A. de C.V., a special purpose entity, have been consolidated with the results of the Company commencing on April 8, 2011.

Total consideration paid of $421,561, including 802,103 replacement options and 381,014 change of control shares, was calculated as follows:

Cash paid	$68,630
Common shares issued	343,886
Change of control shares issued	3,839
Fair value of options issued	5,206
$421,561

In accordance with the acquisition method of accounting, the purchase price was allocated to the underlying assets acquired and liabilities assumed based upon their fair values at the date of acquisition. Fair values were determined based on independent appraisals, discounted cash flows, and quoted market prices.

In finalizing the purchase price allocation, the Company made certain reclassifications within the preliminary allocation of the purchase price that was first disclosed in the second quarter of 2011. These reclassifications impacted receivables, trade payables and accrued liabilities, the deferred income tax liability and goodwill. These adjustments did not have a material impact on net earnings for the year ended December 31, 2011.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of United States dollars unless otherwise stated)

The following sets forth the final allocation of the purchase price to assets and liabilities acquired, based on final estimates of fair values.

	Preliminary	Adjustments	Final
Cash and cash equivalents	$14,525	$-	$14,525
Receivables	2,956	(413)	2,543
Inventories	77,730	-	77,730
Property, plant and equipment and mining interests	174,826	(1,296)	173,530
Intangible assets	-	585	585
Other	676	(15)	661
Trade payables and accrued liabilities	(11,126)	3,409	(7,717)
Provisions	(12,015)	-	(12,015)
Deferred income tax liability	(59,300)	(2,502)	(61,802)
Goodwill	233,289	232	233,521
	$421,561	$-	$421,561

Receivables acquired were primarily comprised of taxes receivable from the Mexican government. There is a low risk that these amounts will be uncollectable, and therefore no allowance was recorded against these amounts.

Goodwill recorded on this transaction represents the value anticipated to be created from the Company’s ability to grow production, reserves and resources at the acquired projects and the ability to capture synergies between Capital Gold and the Company’s existing operations in Mexico. The goodwill is not deductible for income tax purposes.

As part of the acquisition, the Company assumed the remainder of a royalty interests provision payable to Royal Gold Inc., which arose upon Capital Gold’s purchase of the El Chanate property in 2001. Settlement of the liability is based on a percentage of net smelter returns up to a maximum amount, and has been recognized in provisions as part of the purchase price allocation.

In order to complete this acquisition, the Company incurred acquisition-related costs during the first nine months of the year in the form of advisory, legal and professional fees. Acquisition-related costs totaled $9,360 for the year ended December 31, 2011 and have been included in exploration and business development expense in the Consolidated Statements of Operations.

The Company’s results include $83,826 in revenue and $25,765 in net earnings from Capital Gold for the period from April 8, 2011 to December 31, 2011.

(b)	Acquisition of Northgate Minerals Corporation

On October 26, 2011, the Company completed the acquisition of Northgate, whereby the Company acquired all of the issued and outstanding common shares of Northgate. Subsequent to the acquisition, Northgate amalgamated into AuRico Gold Inc. For each common share, Northgate shareholders received 0.365 common shares of the Company, which resulted in the issuance of 106,729,666 common shares. The Company now owns the Young-Davidson advanced stage gold mining development project in Northern Ontario, Canada, the Fosterville and Stawell gold mines in Victoria, Australia, and the Kemess underground development project in Northern British Columbia, Canada. The results of Northgate, which include its wholly-owned subsidiaries, have been consolidated with the results of the Company commencing on October 26, 2011.

Total consideration paid of $1,049,337, including 3,183,000 replacement options, was calculated as follows:

Common shares issued	$1,030,046
Fair value of options issued	16,555
Change of control payments	2,597
Fair value of phantom share units issued	139
$1,049,337

In accordance with the acquisition method of accounting, the purchase price was allocated to the underlying assets acquired and liabilities assumed based upon their fair values at the date of acquisition. Fair values are being determined based on independent appraisals, discounted cash flows, and quoted market prices.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of United States dollars unless otherwise stated)

The following sets forth the preliminary allocation of the purchase price to assets and liabilities acquired, based on preliminary estimates of fair values. The final valuations of property, plant and equipment and mining interests, which may impact the amount allocated to goodwill and the deferred income tax liability, are not yet complete due to the timing of the acquisition and the inherent complexity associated with the valuations. This is a preliminary purchase price allocation and therefore subject to adjustment over the period to completion of the valuation process and analysis of resulting tax effects.

Cash and cash equivalents	$123,244
Receivables	30,414
Investments	802
Inventories	7,545
Prepaids and deposits	2,765
Other long-term assets	56,093
Property, plant and equipment and mining interests	1,059,784
Intangible assets	17,958
Assets held for sale	148,463
Trade payables and accrued liabilities	(72,790)
Long-term debt and finance lease obligations	(162,991)
Option component of convertible senior notes	(43,459)
Provisions	(28,977)
Deferred income tax liability	(247,811)
Liabilities associated with assets held for sale	(64,484)
Goodwill	222,781
$1,049,337

Receivables acquired were primarily comprised of taxes receivable from the Canadian government. There is a low risk that these amounts will be uncollectable, and therefore no allowance was recorded against these amounts.

Goodwill recorded on this transaction represents the value anticipated to be created from the Company’s ability to grow production, reserves and resources at the acquired projects. The goodwill will not be deductible for income tax purposes.

In order to complete this acquisition, the Company incurred acquisition-related costs during the year in the form of advisory, legal and professional fees. Acquisition-related costs totaled $9,751 for the year ended December 31, 2011 and have been included in exploration and business development expense on the Consolidated Statements of Operations.

The Company agreed to pay severances related to the restructuring of the combined organization and amounts related to the retention of key employees. A total of $906 was recognized in general and administration expense on the Consolidated Statements of Operations relating to these amounts.

The Company’s results include $48,321 in revenue and $20,417 in net earnings from Northgate for the period from October 26, 2011 to December 31, 2011, of which $48,214 of revenue are included in net earnings from discontinued operations of $15,547.

(c)	Pro forma information

The pro forma results of the combined Company include the revenue and net earnings of the Company, combined with the revenue and net earnings of Capital Gold and Northgate over the same periods, as if the acquisition dates were January 1, 2011. Pro forma revenues and net earnings of the combined Company for the year ended December 31, 2011 were as follows:

	Revenues	Net earnings
AuRico Gold – continuing operations	$401,901	$161,312
AuRico Gold – discontinued operations	48,214	15,547
Capital Gold pro forma	24,426	5,459
Northgate pro forma	297,757	(23,016)
	772,298	159,302
Less: Discontinued operations	(270,678)	(39,452)
	$501,620	$119,850

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of United States dollars unless otherwise stated)

7.	Assets held for sale and discontinued operations

As a result of the acquisition of Northgate, the Company owns the Fosterville and Stawell mines located in the state of Victoria, Australia. The Company is focused on operations in North America, and as result, management intends to sell the Fosterville and Stawell mines and their related subsidiaries (collectively, the “Australian operations”). As at the date of the acquisition of Northgate, the Australian operations met the criteria to be classified as a disposal group held for sale and therefore, the related assets and liabilities, with the exception of cash, have been presented as held for sale in the Consolidated Balance Sheets at December 31, 2011. In addition, the comprehensive income and cash flows of the Australian operations from the date of acquisition have been presented as net earnings from discontinued operations of $15,547 in the Consolidated Statements of Operations, as a foreign exchange loss on translation of discontinued operations of $1,693 in the Consolidated Statements of Comprehensive Income / (Loss), and as a net increase in cash and cash equivalents from discontinued operations of $2,331 in the Consolidated Statements of Cash Flows, respectively.

8.	Cash and cash equivalents

Cash and cash equivalents is comprised of the following:

	December 31	December 31	January 1
	2011	2010	2010
Cash	$168,391	$85,863	$93,249
Cash equivalents	11,053	27,279	35,728
	$179,444	$113,142	$128,977

Cash equivalents are short-term investments that represent the Company’s investments in three-month Government of Mexico treasury bills and other similar instruments.

At December 31, 2011, the Company had issued letters of credit totalling $2,458 against one of the Company’s bank accounts.

9.	Receivables

	December 31	December 31	January 1
	2011	2010	2010
Trade receivables	$10,996	$724	$281
Commodity tax receivable	24,681	14,152	10,598
Income tax receivable	27,725	1,628
Advances	-	1,029	-
Other	2,051	392	1,693
	$65,453	$17,925	$12,572

The Company has not recorded a provision for doubtful trade receivables as there is no indication that the debtors will not meet their payment obligations. The majority of receivables relate to commodity and income taxes, which are due from the federal governments of the countries in which the Company operates.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of United States dollars unless otherwise stated)

10.	Investments

			Year ended
			December 31, 2011
				Realized &
			Unrealized	unrealized
			gains/(losses)	gains/(losses)
	December 31, 2011		included in	included in
	Cost	Fair value	OCI	earnings
Securities – available-for-sale	$170	$98	$(1,260)	$8,331
Securities – fair value through profit or loss	7,049	7,767	-	7,316
Warrants – fair value through profit or loss	748	13	-	(767)
	$7,967	$7,878	$(1,260)	$14,880

			Year ended
			December 31, 2010
				Realized &
			Unrealized	unrealized
			gains/(losses)	gains/(losses)
	December 31, 2010		included in	included in
	Cost	Fair value	OCI	earnings
Securities – available-for-sale	$8,656	$17,293	$8,637	$-
Securities – fair value through profit or loss	-	-	-	-
Warrants – fair value through profit or loss	2,119	3,504	-	1,260
	$10,775	$20,797	$8,637	$1,260

During the year ended December 31, 2011, the Company recognized net realized gains of $16,289 on the sale of equity securities (2010 – $nil). Realized gains and losses on the sale of equity securities have been recognized in other income on the Consolidated Statements of Operations.

During the year ended December 31, 2011, the Company exercised all 2,500,000 of the warrants held in Golden Queen Mining Company Ltd. (“Golden Queen”) for 2,500,000 shares in Golden Queen at a total cost of $4,562.

11.	Inventories

	December 31	December 31	January 1
	2011	2010	2010
Supplies	$32,905	$21,563	$15,847
Ore stockpiles	2,569	494	627
Ore in process	149,817	65,305	53,199
Finished goods	3,038	1,229	2,009
	188,329	88,591	71,682
Less: Long-term ore in process	(51,238)	(13,205)	(11,197)
	$137,091	$75,386	$60,485

Ore in process inventory at December 31, 2011 includes $25,540 related to the excess of the fair value of El Chanate inventory over its carrying value at the acquisition date, which is being amortized into earnings as the related inventory is sold.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of United States dollars unless otherwise stated)

12.	Other long-term assets

	December 31	December 31	January 1
	2011	2010	2010
Restricted cash (closure bonds)	$28,893	$-	$-
Investment tax credits recoverable	31,614	-	-
Deposits on property, plant and equipment	508	535	4,861
Other	-	-	3,847
	$61,015	$535	$8,708

Restricted cash consists of $28,893 of cash and short-term deposits pledged by the Company relating to site closure and reclamation obligations at Kemess South and Young-Davidson.

The Company’s investment tax credits (“ITC”) recoverable relate to ITCs earned on expenditures at Young-Davidson. These ITCs will be used to reduce income taxes payable in the future and have been netted against the cost of the related items of property, plant and equipment at Young-Davidson.

13.	Property, plant and equipment & mining interests

		Mining interests
	Plant and			Exploration and
	equipment	Depletable	Non-depletable	evaluation	Total
Cost
At January 1, 2010	$277,856	$384,486	$37,794	$90,083	$790,219
Additions	35,411	55,670	17,067	4,523	112,671
Disposals	(15,932)	-	-	-	(15,932)
Reclassifications	-	-	-	-	-
At December 31, 2010	297,335	440,156	54,861	94,606	886,958
Acquisitions through business combinations	263,500	93,520	766,131	110,163	1,233,314
Additions	106,084	95,484	39,233	6,482	247,283
Disposals	(15,211)	-	-	-	(15,211)
Reclassifications	-	9,440	(9,440)	-	-
At December 31, 2011	$651,708	$638,600	$850,785	$211,251	$2,352,344
Accumulated amortization, depletion and impairment charges
At January 1, 2010	$(90,738)	$(78,993)	$-	$-	$(169,731)
Amortization	(27,704)	(21,565)	-	-	(49,269)
Disposals	5,929	-	-	-	5,929
Impairment charges	(8,759)	(83,077)	(20,058)	-	(111,864)
At December 31, 2010	(121,272)	(183,635)	(20,028)	-	(324,935)
Amortization	(29,339)	(24,860)	-	-	(54,199)
Disposals	10,070	-	-	-	10,070
Impairment reversals / (charges)	7,881	81,584	20,028	(59,973)	49,520
At December 31, 2011	$(132,660)	$(126,911)	$-	$(59,973)	$(319,544)
Carrying value
At January 1, 2010	$187,118	$305,493	$37,794	$90,083	$620,488
At December 31, 2010	$176,063	$256,521	$34,833	$94,606	$562,023
At December 31, 2011	$519,048	$511,689	$850,785	$151,278	$2,032,800

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of United States dollars unless otherwise stated)

The carrying values by property are as follows:

		Mining interests
	Plant and			Exploration and
	equipment	Depletable	Non-depletable	evaluation	Total
Ocampo	$155,906	$287,996	$28,273	$-	$472,175
El Chanate	34,680	94,874	3,901	-	133,455
El Cubo	19,970	123,140	31,882	-	174,992
Young-Davidson	289,408	5,679	786,729	-	1,081,816
Corporate and other	19,084	-	-	151,278	170,362
At December 31, 2011	$519,048	$511,689	$850,785	$151,278	$2,032,800

Ocampo	$165,865	$218,813	$24,995	$-	$409,673
El Chanate	-	-	-	-	-
El Cubo	9,706	37,708	9,838	-	57,252
Young-Davidson	-	-	-	-	-
Corporate and other	492	-	-	94,606	95,098
At December 31, 2010	$176,063	$256,521	$34,833	$94,606	$562,023

Ocampo	$166,978	$184,930	$9,887	$-	$361,795
El Chanate	-	-	-	-	-
El Cubo	19,589	120,563	27,907	-	168,059
Young-Davidson	-	-	-	-	-
Corporate and other	551	-	-	90,083	90,634
At January 1, 2010	$187,118	$305,493	$37,794	$90,083	$620,488

During the year, $2,690 (2010 – $385) of borrowing costs associated with capital projects were capitalized within property, plant and equipment and mining interests. The applicable capitalization rate for general borrowings for 2011 was 7.08% (2010 – 7.75%) . Included in borrowing costs capitalized during the year were $1,080 of borrowing costs relating to the convertible senior notes, which were capitalized to Young-Davidson mine development.

The carrying value of equipment held under finance lease at December 31, 2011 was $31,283 (December 31, 2010 – $16,053 and January 1, 2010 - $18,653), including $7,918 in assets held for sale. Assets under finance lease are pledged as security for the related financing liabilities.

The carrying value of construction in progress at December 31, 2011 was $218,054 (December 31, 2010 - $3,786 and January 1, 2010 - $3,176), including $213,196 relating to the construction of the Young-Davidson mine.

The Company has made commitments to acquire property, plant and equipment totalling $76,931 at December 31, 2011 (December 31, 2010 – $1,307), including $72,615 relating to the Young-Davidson mine.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of United States dollars unless otherwise stated)

14.	Intangible assets and goodwill

Included in intangible assets are the rights to use the capacity of power lines connecting the Ocampo, El Chanate and Young-Davidson mines to national / provincial electricity grids (“transmission rights”). These intangible assets are amortized on a straight-line basis over the related life of the mine, and have remaining useful lives of between 9 and 20 years. Other intangible assets are amortized on a straight-line basis over 3 years. Amortization expense resulting from the amortization of intangible assets is included in amortization and depletion expense on the Consolidated Statements of Operations.

		Intangible assets
		Transmission		Total intangible
	Goodwill	rights	Other	assets	Total
Cost
At January 1, 2010	$106,799	$-	$-	$-	$106,799
Additions	-	4,019	-	4,019	4,019
At December 31, 2010	106,799	4,019	-	4,019	110,818
Acquisitions through business combinations	456,302	18,068	475	18,543	474,845
Additions	-	-	2,173	2,173	2,173
At December 31, 2011	$563,101	$22,087	$2,648	$24,735	$587,836
Accumulated amortization, depletion and impairment charges
At January 1, 2010	$-	$-	$-	$-	$-
Amortization	-	(566)	-	(566)	(566)
Impairment charges	(106,799)	-	-	-	(106,799)
At December 31, 2010	(106,799)	(566)	-	(566)	(107,365)
Amortization	-	(479)	(1,855)	(2,334)	(2,334)
Impairment charges	-	-	-	-	-
At December 31, 2011	$(106,799)	$(1,045)	$(1,855)	$(2,900)	$(109,699)
Carrying value
At January 1, 2010	$106,799	$-	$-	$-	$106,799
At December 31, 2010	$-	$3,453	$-	$3,453	$3,453
At December 31, 2011	$456,302	$21,042	$793	$21,835	$478,137

15.	Impairment

Non-financial assets and CGUs are tested for impairment or a reversal of impairment whenever there are indicators of impairment or indicators that an impairment should be reversed, respectively. CGUs containing goodwill are tested for impairment each year at December 31. For the purposes of testing for impairment, or a reversal of impairment, the recoverable amounts for non-financial assets and CGUs are based on fair value less costs to sell (“FVLCS”) calculations. When observable market prices are not available for the asset, FVLCS is calculated using a discounted cash flow methodology taking into account the assumptions that would be made by market participants. Management projects cash flows over the remaining life of each mine using forecasted production and costs per the Company’s life of mine plans and the long-term forecasted price of gold and silver to project future revenues. The Company does not use growth rates in determining cash flow projections.

The key assumptions used in determining FVLCS at December 31, 2011 were commodity prices, discount rates, operating costs, capital expenditures, and foreign exchange rates. Of these assumptions, reasonably possible changes in commodity prices, discount rates and operating costs could have caused the carrying value of the Company’s El Chanate CGU to exceed its recoverable amount, as outlined below in (c).

The Company develops its long-term commodity price forecast by reference to numerous external analyst forecasts. The long-term commodity pricing used within the impairment test approximated the mean of all of these forecasts, after adjusting for outliers. Ranges in commodity prices were $1,775 to $1,250 per ounce for gold and $38 to $23 per ounce for silver, including long-term prices of $1,250 per ounce for gold and $23 per ounce for silver ($1,115 to $863 per ounce gold and $19 to $14 per ounce silver in 2010).

The Company forecasts operating costs and capital expenditures based on expected life of mine plans developed from technical reports and historical cost experience.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of United States dollars unless otherwise stated)

The discount rates used by the Company in calculating FVLCS were based on the weighted average cost of capital applicable to each property. The rates chosen reflect a market participant’s view of the risk inherent in the cash flows associated with each property and alternate investment returns. The discount rates used for each test are summarized below:

	December 31	December 31
	2011	2010
El Cubo CGU	7.75%	10.00%
Guadalupe y Calvo exploration property	9.00%	-
El Chanate CGU	6.00%	-

The decline in the discount rate used in the calculation of the El Cubo FVLCS was primarily due to a lower interest rate environment, and a lower risk premium associated with the resolution of ongoing labour disputes.

The results of impairment evaluations conducted are summarized below:

(a)	El Cubo CGU

The El Cubo CGU is comprised of all assets and liabilities related to the El Cubo mine. The Company recorded a $223,357 pre-tax impairment charge on the El Cubo CGU upon the suspension of operations at the El Cubo mine in June 2010, of which $106,799 related to goodwill. During the fourth quarter of 2011, the Company determined that some of the factors that had led to the June 2010 impairment of the CGU had been resolved, and therefore the Company performed a test to determine if a reversal of the impairment charge had occurred. An improved operational outlook, combined with higher gold and silver prices and a lower discount rate, contributed to the recoverable amount exceeding the carrying value of the CGU by $102,587. As a result, an impairment reversal of $109,493, with an associated tax expense of $25,325, for a net impairment reversal of $84,168, was recognized. Of the amount that was reversed, $7,881 related to property, plant and equipment and $101,612 related to mining interests. The carrying value of the El Cubo CGU at December 31, 2011 is $146,051.

(b)	Guadalupe y Calvo exploration property

During the fourth quarter, the Company continued to advance its preliminary economic assessment of the Guadalupe y Calvo exploration property. The fair values determined in this preliminary economic assessment indicated that the full carrying amount of the exploration property may not be recoverable. The carrying value of the property at December 31, 2011 was determined to exceed the recoverable amount of the property by $57,820 and, therefore, a $41,340 impairment charge was recorded, net of tax recovery of $16,480. The carrying value of the Guadalupe y Calvo exploration property at December 31, 2011 is $37,240.

(c)	El Chanate CGU

The carrying value of goodwill resulting from the acquisition of Capital Gold has been allocated to the El Chanate CGU, which is comprised of all assets and liabilities related to the El Chanate mine. At December 31, 2011, the recoverable amount of the El Chanate CGU exceeded its carrying value by $41,079.

It is estimated that the following reasonably possible changes in key assumptions would cause the carrying value of the El Chanate CGU to exceed its recoverable amount:

—	1.86% increase in discount rate
—	5.17% decline in gold price assumptions
—	12.29% increase in operating costs

(d)	Goodwill resulting from the acquisition of Northgate

At December 31, 2011, the initial accounting for the Northgate business combination was based on a preliminary allocation of the purchase price. The Company will perform a goodwill impairment test on the carrying value of goodwill resulting from the acquisition of Northgate during the fourth quarter of 2012, once the allocation of the purchase price is complete and the amount of goodwill resulting from the business combination is finalized. At December 31, 2011, there were no indications that any of the assets acquired in the Northgate business combination were impaired.

(e)	Other

During the fourth quarter, the Company decided to discontinue its exploration program on the Mezquite exploration property, which is part of the Corporate and other reportable segment. As a result, the Company recognized an impairment charge of $2,153 and a tax recovery of $609, for a net impairment charge of $1,544.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of United States dollars unless otherwise stated)

16.	Derivative liabilities

During the second quarter of 2011, the Company issued 2,250,000 warrants exercisable at CAD $10.13 for a period of 24 months, in exchange for advisory services provided as part of the acquisition of Capital Gold. As the warrants were issued in a foreign currency, they met the definition of a derivative instrument and were classified as financial liabilities at fair value through profit or loss. They were initially measured at the fair value of the services provided and are remeasured at fair value at the end of each reporting period, with gains and losses recognized in other income in the Consolidated Statements of Operations until exercised. During the third quarter of 2011, 1,500,000 warrants were exercised. The exercise of the warrants resulted in a realized gain of $385, which is included in other income in the Consolidated Statements of Operations. At December 31, 2011, 750,000 warrants remained outstanding, with a fair value of $883 (see Note 29).

During the year, the Company entered into forward contracts to hedge against the risk of an increase in the value of the Mexican peso versus the US dollar. These currency hedges have been accounted for as cash flow hedges of specific, peso-denominated costs and are described in further detail in Note 29.

17.	Long-term debt and finance lease obligations

	December 31	December 31	January 1
	2011	2010	2010
(a) Revolving credit facility	$59,207	$24,356	$25,242
(b) Convertible senior notes	150,838	-	-
(c) Finance leases for equipment	12,262	7,188	11,539
(d) Other long-term debt	-	-	48
	222,307	31,544	36,829
Less: Current portion of long-term debt and finance lease obligations	(5,056)	(4,373)	(4,398)
	$217,251	$27,171	$32,431

The estimated future minimum debt and lease payments under all facilities are as follows:

2012	$5,632
2013	$2,826
2014	$64,206
2015	$2,129
2016	$167,024

(a)	Revolving credit facility

The Company has access to a $100,000 credit facility, held entirely with the Bank of Nova Scotia, which carries an interest rate of LIBOR plus 3.00% to 3.50% . The facility matures on November 4, 2014 and may be extended upon mutual agreement by all parties. No payments under the facility are due until the maturity date. At December 31, 2011, the interest rate payable on amounts outstanding under the credit facility was 4.25% .

The credit facility contains various covenants that include an interest coverage ratio of at least 3:1, a leverage ratio of no more than 3:1, a tangible net worth of at least $483,072 plus 50% of the net proceeds of all equity issued by the Company and 50% of positive net earnings for each fiscal quarter subsequent to September 30, 2010, and proven and probable reserves of at least 2,000,000 ounces. The facility is secured by a first-ranking lien on all present and future assets, property and undertaking of the Company. The Company is in compliance with all covenants at December 31, 2011.

At December 31, 2011, the Company had drawn $61,380 under this revolving facility, and had issued a $1,000 letter of credit against the facility, resulting in a total of $37,620 being available for future funding. The Company has included financing fees of $2,173 and $2,024 in the carrying amount of the credit facility at December 31, 2011 and 2010, respectively. These amounts are amortized into net earnings using the effective interest rate method.

(b)	Convertible senior notes

As a result of the acquisition of Northgate on October 26, 2011 and the subsequent amalgamation of Northgate and the Company, the Company assumed and became the issuer of $170,000 of convertible senior notes (the “notes”) that were originally issued by Northgate in October 2010. The notes pay interest semi-annually at a rate of 3.50% per annum, and mature on October 1, 2016. The fair values of the debt and option components were determined to be $152,999 and $43,459, respectively, as of the acquisition date (see Note 6).

The holders of the notes may, within specified time periods, convert their notes prior to July 1, 2016 under the following circumstances: (1) the closing sale price of the Company’s shares exceeds 130% of the conversion price for at least 20 trading days in the 30 consecutive trading days ending on the last trading day of the immediately preceding quarter; (2) the trading price per $1,000 principal amount of the convertible note is equal to or less than 97% of the product of the closing sale price of the Company’s common shares and the applicable conversion rate; (3) the convertible notes are called for redemption by the Company; (4) upon the occurrence of specified corporate transactions; and (5) a “delisted event” occurs and is continuing. In addition, the notes will be unconditionally convertible at the option of the holder from July 1, 2016 to the business day immediately preceding the maturity date of the notes. The conversion rate following the acquisition of Northgate and the subsequent amalgamation is initially 89.41697 common shares per $1,000 principal amount of notes, which represents an initial conversion price of approximately $11.18 per common share of the Company. Upon conversion, the Company may settle the obligation either in common shares, or in cash at an equivalent value.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of United States dollars unless otherwise stated)

As a result of the acquisition of Northgate by the Company, a Fundamental Change occurred whereby the Company offered to purchase the notes from each holder at a price of $1,000.00 in cash per $1,000.00 principal amount of the notes. This offer resulted in the purchase of $3,000 of the notes outstanding on December 21, 2011 and the recognition of a realized gain of $105 in other income on the Consolidated Statements of Operations.

For the year ended December 31, 2011, interest expense, including the amortization of the discount, of $1,626 in relation to the debt component of the notes had been recorded at the effective interest rate of 5.89% and capitalized to mine development. The option component of the notes, which is accounted for as an embedded derivative, is re-measured at fair value at each reporting date. The fair value of the option component was determined to be $20,081 at December 31, 2011, resulting in a unrealized gain of $22,982 that was recognized in other income on the Consolidated Statements of Operations. At December 31, 2011, $167,000 convertible senior notes remained outstanding at a carrying value of $150,838 for the debt component and $20,081 for the option component.

(c)	Finance leases for equipment

The Company is obligated under various finance leases for equipment, which expire at various dates between 2012 and 2016. All finance lease agreements provide either an option for the Company to purchase the leased equipment at the end of the lease term for a nominal amount or automatically transfer ownership of the leased equipment to the Company at the end of the lease term. Interest payable on the various leases range from a fixed rate of 5.50% to 11.05% .

The following table reconciles the Company’s future minimum lease payments at December 31, 2011 and 2010 to their present value.

			Present value of
	Minimum lease payments		minimum lease payments
	December 31	December 31	December 31	December 31
	2011	2010	2011	2010
Less than 1 year	$5,632	$4,851	$5,056	$4,373
1 – 3 years	7,780	2,914	7,182	2,815
Greater than 3 years	24	-	24	-
	13,436	7,765	12,262	7,188
Less: Future finance charge	(1,174)	(577)	-	-
Present value of minimum lease payments	$12,262	$7,188	$12,262	$7,188

(d)	Other long-term debt

The Company was obligated under certain other agreements, which matured in 2010.

18.	Other long-term liabilities

Other long-term liabilities include deferred gains from sale-leaseback transactions and the liability associated with an eight-year consultancy agreement. The consultancy agreement obligation is non-interest bearing, and has been recorded at fair value using a discount rate of 7%, with five remaining annual payments of $800 in January of each subsequent year. As of December 31, 2011, the total balance outstanding on the consultancy agreement was $3,492 (current portion – $800) (December 31, 2010 – $4,056, and January 1, 2010 - $4,546). At December 31, 2011, the unamortized amount of the deferred gain on sale-leaseback was $1,316 (December 31, 2010 – $3,143, and January 1, 2010 - $4,992).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of United States dollars unless otherwise stated)

19.	Provisions

	December 31	December 31	January 1
	2011	2010	2010
(a) Reclamation provisions	$38,184	$6,183	$5,958
(b) Royalty interests provision	7,652	-	-
(c) Provision for restricted share unit plan	438	-	-
(d) Provision for employee long-term incentive retention plan	502	1,183	750
(e) Provision for post-employment benefits	1,053	236	1,140
(f) Provision for litigation settlement	1,435	-	-
	49,264	7,602	7,848
Less: Current portion of provisions	(10,614)	(1,156)	-
	$38,650	$6,446	$7,848

(a)	Reclamation provisions

The Company’s reclamation provisions consist of reclamation and rehabilitation costs for each of the Company’s operating and development stage mines and Kemess South, a mine in the decommissioning stage that was acquired through the Northgate business combination. The present value of the combined provision is currently estimated at $38,184 (December 31, 2010 – $6,183 and January 1, 2010 – $5,958), reflecting ongoing payments relating to Kemess South, and future payments that will commence in 8 – 15 years for the Company’s operating and development stage mines. Significant reclamation activities include land rehabilitation, demolition and decontamination of mine facilities, monitoring, and other costs.

The Company estimates the costs to conduct significant reclamation activities based on the most recent experience and cost data available for the applicable mine. These expected expenditures are then risk-adjusted by considering the time remaining until mine closure, recent industry experience in the region, the quality of the cost data, and other relevant factors. This current cost estimate is then inflated to the estimated date of settlement using the rate disclosed below.

The undiscounted value of the reclamation costs liability is $44,909 (December 31, 2010 - $11,520). The discount rates used in estimating the obligation were 6.46%, 2.50% and 1.28% for the Company’s Mexican operations, Young-Davidson development-stage mine in Northern Ontario, and the Kemess South decommissioning-stage mine in British Columbia, respectively (December 31, 2010 – 7.16% for the Company’s Mexican operations), and were determined based on the yields from government bonds from the country in which the related mine operates, with a term to maturity similar to the estimated timing of future payments. The inflation rates used were 3.40% and 2.00% for the Company’s Mexican and Canadian operations, respectively (December 31, 2010 – 3.50% for the Company’s Mexican operations), and was determined based on external forecasts for inflation in the country in which the related mine operates.

Changes to the reclamation and closure cost obligation balance during the year were as follows:

December 31
2011
Reclamation provisions, beginning of period	$6,183
Obligations assumed on acquisition of Capital Gold	2,919
Obligations assumed on acquisition of Northgate	28,253
Obligations incurred and revisions to estimates	975
Accretion expense	777
Reclamation expenditures	(923)
Reclamation provisions, end of period	$38,184

Included in the ending reclamation provision at December 31, 2011 is $21,545 related to ongoing decommissioning efforts at Kemess South. Of this amount, $3,000 has been classified as current portion of provisions on the Consolidated Balance Sheets.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of United States dollars unless otherwise stated)

(b)	Royalty interests provision

As part of the acquisition of Capital Gold, the Company assumed the remainder of a royalty interests provision payable to Royal Gold Inc., which arose upon Capital Gold’s purchase of the El Chanate property in 2001. Settlement of the liability occurs through the payment of net smelter returns up to a maximum amount, and has been recognized in provisions as part of the Capital Gold purchase price allocation in Note 6. Changes to the royalty interests provision balance during the year were as follows:

December 31
2011
Royalty interests provision, beginning of period	$-
Obligations assumed on acquisition of Capital Gold	9,112
Accretion of liability	720
Payments of royalties	(2,180)
Royalty interests provision, end of period	$7,652

(c)	Provision for restricted share unit plan

In December 2010, the Company established a Restricted Share Unit (“RSU”) plan, which provides an alternate form of compensation for Senior Officers of the Company. RSUs vest equally over a period of not more than three years, and at the end of a vesting period, they may be redeemed for cash based on the Company’s volume-weighted average closing share price for the five days immediately preceding the redemption date. A total of 185,728 RSUs, with a grant date fair value of $1,476, were granted during the year ended December 31, 2011. In accounting for these awards, the Company recognizes the fair value of the units as compensation expense as they are earned, based on the estimated number of units that are expected to vest. All units granted remained unvested and outstanding at December 31, 2011.

(d)	Provision for long-term incentive retention plan

The Company provides long-term incentive retention awards to certain employees. Under the plan, employees can earn an increasing percentage of their salary over a three-year period. At the end of the third year, the employee can request that the amount earned be paid out in cash. Alternatively, the employee may choose to remain in the plan for an additional four year period and earn an award at the year three percentage.

(e)	Provision for post-employment benefits

The Company accrues for certain statutorily mandated post-employment benefits under Mexican Labour Law, which are paid through an employment services company or by the Company’s subsidiaries. An actuarial valuation was performed for these defined benefit plans as at December 31, 2011. Significant assumptions used in determining the provision for these plans at December 31, 2011 include a discount rate of 8.00% (December 31, 2010 – 8.25%) and a rate of compensation increase of 5.25% (December 31, 2010 – 5.56%) . At December 31, 2011, the Company had recorded $345 as a provision related to Mexican post-employment benefits (December 31, 2010 - $236 and January 1, 2010 - $1,140).

As a result of the acquisition of Northgate, the Company assumed post-employment benefit plans for certain former employees. At December 31, 2011, the Company had recorded a provision of $708 related to these post-employment benefits.

(f)	Provision for litigation settlement

At December 31, 2011, the Company had recognized a provision of $1,435 for the settlement of the Capital Gold class action lawsuits. This provision was partially offset by a corresponding insurance receivable of $1,178, resulting in a net settlement amount of $257. Refer to Note 28 for further details.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of United States dollars unless otherwise stated)

20.	Income taxes

The following table represents the major components of income tax expense / (recovery) recognized in the Consolidated Statements of Operations for the year ended December 31, 2011:

	December 31	December 31
	2011	2010
Current income tax expense / (recovery)	$30,899	$(1,516)
Deferred income tax expense / (recovery)	64,613	(30,651)
Provision for income taxes	$95,512	$(32,167)

The following table reconciles the expected income tax payable / (recoverable) at the statutory income tax rate to the amounts recognized in the Consolidated Statements of Operations for the year ended December 31, 2011:

	December 31	December 31
	2011	2010
Net earnings / (loss) before income taxes	$256,824	$(166,835)
Income tax rate	30.50%	34.00%

Expected income tax expense based on above rates	78,331	(56,724)
Effect of lower tax rates in foreign jurisdictions	(1,910)	9,757
Non-deductible stock option expense	2,059	2,239
Effect of non-deductible goodwill impairment	-	30,891
Permanent differences	(367)	(6,667)
Change in unrecognized temporary differences	(4,582)	(6,445)
Impact of foreign exchange	21,981	(5,218)
Provision for income taxes	$95,512	$(32,167)

The statutory tax rate for 2011 was 30.50% (2010 – 34.00%) . This represents a decrease of 3.50%, primarily attributable to a decline in Canadian statutory tax rates for the year 2011.

The following reflects the deferred income tax liability at December 31, 2011:

	December 31	December 31	January 1
	2011	2010	2010
Accounting value of mineral properties in excess of tax value	$423,459	$78,503	$111,242
Accounting value of inventories in excess of tax value	32,402	19,533	16,689
Other taxable / (deductible) temporary differences	389	(6,126)	(3,129)
Non-capital losses carried forward	(31,788)	(9,933)	(17,763)
Deferred income tax liability	$424,462	$81,977	$107,039

The change in deferred income tax liability is explained as follows:

	December 31	December
	2011	2010
Balance, beginning of year	$81,977	$107,039
Deferred income tax expense / (recovery) recognized in earnings	64,613	(30,651)
Impact of foreign exchange	(24,448)	5,589
Deferred income tax recovery recognized in other comprehensive (loss) / income	(78)	-
Deferred income tax recovery recognized in capital stock	(7,215)	-
Deferred income tax liability recognized on acquisition of Capital Gold	61,802	-
Deferred income tax liability recognized on acquisition of Northgate	247,811	-
Deferred income tax liability	$424,462	$81,977

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of United States dollars unless otherwise stated)

The Company has tax loss carryforwards expiring in the following years:

	Canada	Mexico	Australia	United States	Total
2012	3,318	2,491	-	-	5,809
2013	6,734	1,848	-	-	8,582
2014	5,990	1,769	-	-	7,759
2015	-	483	-	420	903
2016	-	1,338	-	529	1,867
2017	-	8,581	-	600	9,181
2018	-	11,110	-	705	11,815
2019	-	4,083	-	908	4,991
2020	-	9,133	-	1,134	10,267
2021	-	26,364	-	1,590	27,954
2024	-	-	-	802	802
2025	8,165	-	-	34	8,199
2026	18,363	-	-	1,513	19,876
2027	5,594	-	-	3,038	8,632
2028	30,707	-	-	3,879	34,586
2029	15,357	-	-	5,564	20,921
2030	12,495	-	-	7,831	20,326
2031	8,355	-	-	-	8,355
Indefinite	-	-	152,365	-	152,365
	$115,078	$67,200	$152,365	$28,547	$363,190

The Company has unrecognized deferred income tax assets in respect of aggregate loss carryforwards, deductible temporary differences and unused tax credits of $517,120 (December 31, 2010 - $105,174, January 1, 2010 - $141,433).

At December 31, 2011, the Company has unrecognized deferred income tax liabilities on taxable temporary differences of $267,586 (December 31, 2010 - $38,498, January 1, 2010 - $221,675) for taxes that would be payable on the unremitted earnings of certain subsidiaries of the Company.

21.	Shareholders’ equity

(a)	Capital stock

Authorized:

Unlimited number of common shares.

Unlimited number of non-cumulative, dividends to be determined by the Board of Directors not to exceed 12%, non-participating, non-voting, Class “A” preferred shares, redeemable at their paid-in value.

Unlimited number of non-cumulative, dividends to be determined by the Board of Directors not to exceed 13%, non-participating, non-voting, Class “B” preferred shares, redeemable at their paid-in value.

The Company’s shares have no par value.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of United States dollars unless otherwise stated)

Issued and outstanding:

	December 31, 2011		December 31, 2010
	Number of	Ascribed	Number of	Ascribed
	common shares	value	common shares	value
Balance, beginning of period	138,864,315	$881,960	137,357,552	$866,716
Shares issued on acquisition of Northgate	106,729,666	1,030,046	-	-
Shares issued on acquisition of Capital Gold	32,796,771	343,886	-	-
Change of control shares issued on acquisition of Capital Gold	381,014	3,839	-	-
Shares issued as payment for acquisition-related services	260,000	2,704	-	-
Shares issued through employee share purchase plan	76,539	726	73,823	540
For cash pursuant to exercise of stock options	976,088	5,854	1,432,940	8,393
For cash pursuant to exercise of warrants issued	1,500,000	15,379	-	-
Fair value of warrants exercised	-	3,977	-	-
Fair value of share-based compensation	21,359	5,833	-	6,311
Tax benefit on previously unrecognized share issuance costs	-	7,215	-	-
Balance, end of period	281,605,752	$2,301,419	138,864,315	$881,960

(b)	Stock options (in Canadian dollars)

The Company has a stock option plan under which options to purchase common shares of the Company may be granted to directors, senior officers, employees and service providers of the Company. The maximum number of common shares that may be reserved for issuance under the plan is 6% of the common shares outstanding (on a non-diluted basis). The maximum number of common shares that may be reserved for issuance to any one person on the exercise of options granted under the plan is 5% of the common shares outstanding on the most recent grant date (on a non-diluted basis), less the aggregate number of common shares reserved for issuance to such person under any other option to purchase common shares from treasury granted as a compensation or incentive mechanism. Stock options are generally exercisable for a maximum period of five to seven years from the grant date, and have vesting periods of four years or as determined by the Company’s Board of Directors.

The fair value of the options granted during the year was calculated using the Black-Scholes option-pricing model with the following weighted average assumptions:

	December 31	December 31
	2011	2010
Dividend yield	0%	0%
Expected volatility	60.43%	63.05%
Risk free interest rate	1.42%	2.97%
Expected life	3.85 years	7.00 years
Exercise price	$9.70	$8.94
Share price	$9.70	$8.69
Grant date fair value	$4.43	$5.50

Expected volatility was determined based on historical share price volatility.

	December 31, 2011		December 31, 2010
		Weighted		Weighted
	Options	average price	Options	average price
Outstanding, beginning of period	4,425,360	$9.40	5,315,300	$8.91
Options issued on acquisition of Northgate	3,183,000	$7.78	-	$-
Options issued on acquisition of Capital Gold	802,103	$5.65	-	$-
Granted	2,334,500	$9.70	1,513,500	$8.94
Forfeited	(161,250)	$9.65	(67,500)	$9.86
Expired	(519,072)	$10.48	(903,000)	$10.16
Exercised	(976,088)	$6.10	(1,432,940)	$6.19
Outstanding, end of period	9,088,553	$8.93	4,425,360	$9.53
Options exercisable, end of period	5,460,553	$8.80	2,026,610	$10.83

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of United States dollars unless otherwise stated)

During the year ended December 31, 2011, employees, consultants, officers and directors of the Company exercised 976,088 options (2010 – 1,432,940) for total proceeds of $5,666 (2010 - $8,864). The weighted average share price at the date of exercise for stock options exercised during the year ended December 31, 2011 was $10.73 (2010 - $9.21) . Set forth below is a summary of the outstanding options to purchase common shares as at December 31, 2011:

	Options outstanding			Options exercisable
	Number	Weighted average	Average life	Number	Weighted average
Option Price	outstanding	exercise price	(yrs)	exercisable	exercise price
$ 2.01 – 4.50	474,281	$2.83	4.03	474,281	$2.83
$ 4.51 – 5.50	63,510	$5.04	1.34	63,510	$5.04
$ 5.51 – 6.00	137,968	$5.81	3.53	137,968	$5.81
$ 6.01 – 6.50	315,000	$6.32	3.10	120,000	$6.29
$ 6.51 – 7.00	824,500	$6.86	4.21	569,750	$6.86
$ 7.01 – 7.50	598,542	$7.26	3.27	411,042	$7.19
$ 7.51 – 9.00	2,005,649	$8.03	4.95	1,346,649	$8.04
$ 9.01 – 9.50	1,689,500	$9.32	5.30	451,500	$9.42
$ 9.51 – 10.00	1,066,900	$9.78	4.57	935,150	$9.78
$ 10.01 – 10.50	210,000	$10.10	6.33	-	$-
$ 10.51 – 11.00	442,375	$10.86	6.35	92,375	$10.54
$ 11.01 – 16.00	926,995	$11.53	3.87	524,995	$11.42
$ 16.01 – 21.00	333,333	$20.35	0.25	333,333	$20.35
Total	9,088,553			5,460,553

(b)	Employee share purchase plan

The Company has an Employee Share Purchase Plan which enables employees to purchase Company shares through payroll deduction. Employees can contribute up to 10% of their annual base salary, and the Company will match 75% of the employees’ contributions. The common shares are purchased based on the volume weighted average closing price of the last five days prior to the end of the quarter. During the year ended December 31, 2011, the Company recognized $389 as expense (2010 - $257). At December 31 2011, $179 of the expense was payable by the Company (December 31, 2010 - $70 and January 1, 2010 - $38).

(c)	Deferred share unit plan

The Company has a Deferred Share Unit (“DSU”) plan which provides an alternative form of compensation for Senior Officers and members of the Company’s Board of Directors. Each unit entitles the participant to receive one common share of the Company from treasury upon redemption. DSUs are measured on the grant date using the Company’s volume-weighted average closing price of the last five days immediately preceding the grant date. A total of 50,891 DSUs (2010 – 197,864) with a grant date fair value of $486 (2010 – $1,391) were granted and vested during the year ended December 31, 2011. There were 248,755 DSUs outstanding at December 31, 2011 (December 31, 2010 – 197,864).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of United States dollars unless otherwise stated)

22.	Accumulated other comprehensive (loss) / income

Accumulated other comprehensive (loss) / income was impacted by other comprehensive income / (loss) (“OCI”) during the years ended December 31, 2011 and 2010 as follows:

	Gains / (losses)		Cumulative
	on cash flow	Gains / (losses)	translation	Actuarial
	hedges	on investments	account	gains / (losses)	Total
Balance, January 1, 2010	$-	$-	$-	$-	$-
OCI	1,025	8,637	-	(67)	9,595
Recognized in deficit	-	-	-	67	67
Tax effect	-	-	-	-	-
Balance, December 31, 2010	1,025	8,637	-	-	9,662
OCI	(10,662)	(8,708)	(1,693)	(7)	(21,070)
Recognized in deficit	-	-	-	7	7
Tax effect	-	78	-	-	78
Balance, December 31, 2011	$(9,637)	$7	$(1,693)	$-	$(11,323)

23.	Other income

	December 31	December 31
	2011	2010
Unrealized (loss) / gain on investments	$(1,453)	$1,260
Realized gain on investments	16,289	-
Unrealized loss on derivative liabilities	(790)	-
Realized gain on derivative liabilities	385	-
Unrealized gain on fair value adjustment for option component of convertible notes	22,982	-
Realized gain on purchase of convertible notes	105	-
Interest income	1,718	1,491
Amortization of deferred gain	1,828	1,832
Gain on sale of property, plant and equipment	719	-
Loss on derecognition of property, plant and equipment and mining interests	(153)	(2,284)
Other	89	(881)
	$41,719	$1,418

24.	Earnings / (loss) from operations

Earnings / (loss) from operations includes the following expenses presented by function:

	December 31	December 31
	2011	2010
Cost of sales	$85,273	$368,978
General and administrative	38,014	28,752
Exploration and business development	80,913	1,934
	$204,200	$399,664

Cost of sales includes an impairment reversal of $109,493 (2010 – impairment charge of $223,357) and decommissioning and site rehabilitation costs of $2,103 (2010 - $nil). Exploration and business development includes impairment charges of $59,973 (2010 - $nil).

The following employee benefits expenses are included in cost of sales, general and administrative, and exploration and business development expenses:

	December 31	December 31
	2011	2010
Salaries and benefits	$56,031	$44,188
Share-based compensation	6,952	6,252
Other	209	142
	$63,192	$50,582

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of United States dollars unless otherwise stated)

25.	Earnings / (loss) per share

Basic earnings per share is calculated based on the weighted average number of common shares and common share equivalents outstanding during the year ended December 31, 2011. Diluted earnings per share is based on the assumption that stock options and warrants issued that have an exercise price less than the average market price of the Company’s common shares during the period have been exercised on the later of the beginning of the year and the date granted. Net earnings and basic weighted average shares outstanding are reconciled to diluted net earnings and diluted weighted average shares outstanding, respectively, as follows:

	December 31	December 31
	2011	2010
Net earnings / (loss) from continuing operations	$161,312	$(134,668)
Dilution adjustments:
Convertible senior notes	(22,982)	-
Warrants issued	-	-
Diluted net earnings / (loss) from continuing operations	138,330	(134,668)

Net earnings from discontinued operations	15,547	-
Diluted net earnings / (loss)	$153,877	$(134,668)

Basic weighted average shares outstanding	183,411,200	138,503,059
Dilution adjustments:
Stock options	618,942	-
Convertible senior notes	2,741,304	-
Warrants issued	-	-
Diluted weighted average shares outstanding	186,771,446	138,503,059

The following items were excluded from the computation of diluted weighted average shares outstanding for the year ended December 31, 2011 because their effect would have been anti-dilutive:

	December 31	December 31
	2011	2010
Stock options	3,867,753	4,425,360
Warrants	750,000	-

26.	Supplemental cash flow information

	December 31	December 31
Items not affecting cash:	2011	2010
Amortization and depletion	$53,300	$44,677
Unrealized foreign exchange (gain) / loss	(21,151)	3,055
Share-based compensation, net of forfeitures	6,224	6,046
Deferred income tax expense / (recovery)	64,613	(30,651)
Impairment (reversal) / charge	(49,520)	223,357
Realized gain on investments	(16,289)	-
Acquisition-related costs paid by issuance of warrants and shares	7,316	-
Unrealized loss on derivative liabilities	790	-
Realized gain on derivative liabilities	(385)	-
Unrealized gain on fair value adjustment of option component of convertible notes	(22,982)	-
Other non-cash items	4,211	1,558
	$26,127	$248,042

Change in non-cash operating working capital:
Receivables	$(8,459)	$(4,406)
Prepaids and deposits	9,285	(529)
Inventories	(17,911)	(8,572)
Payables and accrued liabilities	(2,948)	(950)
Current income tax liability	(1,863)	(441)
	$(21,896)	$(14,898)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of United States dollars unless otherwise stated)

	December 31	December 31
Supplemental information:	2011	2010
Interest paid	$2,346	$2,695
Income taxes paid	$36,708	$2,022

Non-cash transactions:
Acquisition of Capital Gold through issuance of shares and options	$352,931	$-
Acquisition of Northgate through issuance of shares and options	$1,046,740	$-
Unwinding of discount on convertible notes capitalized to mining interests	$547	$-
Interest payable capitalized to mining interests	$1,548	$-
Mine construction financed through non-cash working capital	$20,939	$-

27.	Related party disclosures

There were no material related party transactions in 2011 and 2010 other than the compensation of the Company’s key management personnel. The Company’s key management personnel include the Company’s executives and members of the Board of Directors. The compensation of key management personnel was as follows:

	December 31	December 31
	2011	2010
Short-term employee benefits	$6,954	$3,958
Long-term benefits	64	54
Termination benefits	378	-
Share-based compensation	4,547	3,567
	$11,943	$7,579

28.	Commitments and contingencies

Option, lease and joint venture agreements

(a)	Compañía Minera Global, S.A. de C.V. (“Global”)

On July 17, 2000, the Company entered into an agreement with Global for consulting services to assist in the negotiations of an agreement with Minerales de Soyopa, S.A. de C.V. (“Soyopa”) to secure the right to acquire the then remaining fifty-one percent (51%) interest in the Ocampo property. As part of the consideration for the successful negotiation and execution of the agreement between the Company and Soyopa, the Company agreed that if it should subsequently sell the lands, claims and concessions described in the agreements, the Company shall be required to pay Global $1,000. The lands, claims and concessions have not been sold.

(b)	Compañía Minera Las Torres, S.A. de C.V. (“Las Torres”)

On September 7, 2004, a subsidiary of the Company entered into a mining lease agreement with Las Torres to acquire the right to explore, develop and mine the Las Torres Gold-Silver property located in Guanajuato State, Mexico for a five year period. On September 4, 2009, the Company negotiated an extension of this agreement for an additional three year period. Under the terms of the agreement, the annual rent payments total $720 per year. In addition, the Company is required to pay a 3.50% net smelter return on all gold and silver sales equal to or above $350.00 per gold ounce and $5.50 per silver ounce, with a minimum annual royalty of $240. The royalty decreases to a 3.00% net smelter return for sales of gold and silver at or below $300.00 per gold ounce and $5.00 per silver ounce.

The Company is also required to pay $20.00 per gold equivalent ounce for each ounce processed at the Las Torres mill from existing El Cubo claims. This payment, combined with the annual rent and minimum royalty payment discussed above must total a minimum of $2,000 per year. In connection with the agreement, the Company has issued a letter of credit in the amount of $1,000 to Las Torres.

During 2010, this lease agreement was suspended in accordance with the force majeure clause that was triggered by the labour disruption and subsequent suspension of operations at the El Cubo mine in June 2010, and remained suspended until the re-opening of the El Cubo mine in February 2011. During the year, the Company recognized an expense of $1,934 (2010 – $886) relating to the Las Torres lease.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of United States dollars unless otherwise stated)

The minimum annual rent, processing and royalty payment commitments for successive years are estimated to be:

Total
Payments
2012	$2,006
2013	833
$2,839

(c)	Aurion Resources Ltd. (“Aurion”)

On February 23, 2011, the Company executed a definitive agreement with Aurion that provides the Company with an option to earn up to a 51% joint venture interest in the La Bandera Project (the “Project”) located in Durango, Mexico, with a second option to earn up to a 70% interest in the Project. Under the agreement, the Company is obligated to spend a minimum of $1,000 on the Project within the first 12 months of the agreement. As of December 31, 2011, the Company had spent $618 on the Project. The Company is not obligated to incur any additional expenditures under the agreement. However, to earn the 51% joint venture interest in the Project, the Company must incur minimum expenditures of $4,000 before February 23, 2014. To earn a 70% joint venture interest in the Project, the Company must fund 100% of the cost to complete a feasibility study, or incur an additional $7,000 in expenditures, whichever is less, within five years of the exercise of the option to earn the 51% joint venture interest, or within seven years should the price of gold decline below $1,000.00 per ounce for two or more calendar years within the second option period.

(d)	Saric mining concessions

On acquisition of Capital Gold, the Company assumed a lease of 12 mining concessions totaling 1,790 hectares located northwest of Saric, Sonora, Mexico. The lease agreement, which allows the Company to explore the property, requires the Company to make payments of $25 every four months to the end of the lease term. The original lease term expired on December 5, 2011 and was extended for an additional three years. The agreement contains an option for the Company to acquire the mining concession for a cash payment of $1,700 on December 5, 2014, the end of the lease term. If the Company elects not to exercise this option, the concessions can be mined but a 1.00% net smelter return must be paid, up to a maximum of $3,200. Prior payments made under this lease agreement would be deductible from the $3,200 maximum. For the year ended December 31, 2011, the Company recognized $57 as expense relating to the lease of the Saric mining concessions (2010 - $nil). Approximate future minimum payments under these leased concessions are as follows:

Total
Payments
2012	$75
2013	75
2014	75
$225

Other commitments

Young-Davidson royalty agreements

The Company is subject to two surface royalty agreements on the Young-Davidson property. The first royalty agreement requires the Company to pay a minimum of $1.50 per tonne of ore mined and processed from the Young-Davidson open pit. The second royalty agreement requires the Company to pay $1.00 per tonne of ore mined and processed from the open pit, as well as an additional royalty of 5% of the increase in gold price per ounce recovered above the base price of gold of $270.00 per ounce for each ounce recovered.

Other contingencies

In March 2008, the Company was named as a defendant in a claim filed by Ed J. McKenna. The plaintiff was seeking, among other things, an order certifying the action as a class proceeding and $75 million in special and general damages and $5 million in punitive damages on behalf of the class. In July 2008, the claim was amended to, among other things, assert new claims and increase the damages sought from $80 million to $160 million. In November 2011, the court certified the action as a class proceeding. Management continues to be of the opinion that the claim is without merit, and that a strong defence exists against the claim. No assurance can be given with respect to the outcome of these proceedings. Therefore, the likelihood, timing and amount of any potential payment is not determinable and no provision for loss has been reflected in these consolidated financial statements.

During 2010, the Company was named as a defendant in two class action suits, claiming that the directors of Capital Gold breached their fiduciary duties by failing to maximize shareholder value and failing to conduct an appropriate sale process with the Company. The plaintiffs also alleged that Capital Gold and the Company aided and abetted these alleged breaches of fiduciary duties. In July 2011, the Company reached an agreement to settle these class action suits. The net impact of this settlement was $257.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of United States dollars unless otherwise stated)

The Company is also involved in legal proceedings arising in the ordinary course of its business. In the opinion of management, the ultimate liability with respect to these actions will not materially affect the Company’s financial position, results of operations or cash flows.

29.	Financial instruments and risk management

The Company’s financial instruments consist of cash and cash equivalents, receivables, investments in equity securities and warrants, payables and accruals, warrants issued, long-term debt, convertible senior notes, obligations under finance leases, and assets and liabilities arising from the use of derivative financial instruments. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments. Some of the Company’s receivables and payables are denominated in foreign currencies, including Mexican pesos, Canadian dollars, and Australian dollars. Balances are translated at the period end rate in accordance with the Company’s accounting policy as set out in Note 3(b) to these annual consolidated financial statements.

Fair values of financial instruments

The Company estimates that the fair value of its cash and cash equivalents, receivables, payables and accruals approximate the carrying value of the assets and liabilities due to the relatively short-term nature of these instruments. Long-term debt and finance lease obligations are measured at amortized cost using the effective interest method and there were no material differences between this amount and fair value at December 31, 2011.

IFRS 7, Financial Instruments: Disclosures, establishes a valuation hierarchy based on whether the inputs to valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company’s own assumptions. The two types of inputs have created the following fair value hierarchy:

—	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.

—	Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability, or inputs that are derived principally from or corroborated by observable market data or other means.

—	Level 3 inputs are unobservable (supported by little or no market activity).

The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

The fair values of equity securities owned by the Company are based on quoted market prices for the identical security (Level 1). The Company’s fair value estimates for derivative contracts are based on quoted market prices for comparable contracts (Level 2). These estimates represent the amount that the Company would have received from (or paid to) a counterparty to settle the contract at the balance sheet date. The Company does not have any financial assets or liabilities measured at fair value based on unobservable inputs (Level 3).

The following table outlines the Company’s financial assets and liabilities measured at fair value within the fair value hierarchy:

	December 31, 2011		December 31, 2010
	Level 1	Level 2	Level 1	Level 2

Cash and cash equivalents	$179,444	$-	$113,142	$-
Financial assets at fair value through profit or loss
Equity investments	7,767	-	17,293	-
Warrants held	-	13	-	3,504
Currency forwards	-	-	-	1,060
Available-for-sale financial assets
Equity investments	98	-	-	-
Financial liabilities at fair value through profit or loss
Option component of convertible senior notes	-	(20,081)	-	-
Currency forwards	-	(9,637)	-	-
Warrants issued	-	(883)	-	-
	$187,309	$(30,588)	$130,435	$4,564

Due to their short-term maturities, the fair value of short-term investments within cash and cash equivalents approximates their carrying amount.

The fair value of forward contracts is determined using forward pricing spreads in effect at the balance sheet date. These spreads are supported by observable market conditions and are classified within Level 2 of the fair value hierarchy. The use of reasonably possible alternative assumptions would not significantly affect the Company’s results.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of United States dollars unless otherwise stated)

The fair value of warrants, both held and issued, that are not traded on an active market is determined using a pricing model based on assumptions that are supported by observable current market conditions and as such are classified within Level 2 of the fair value hierarchy. The fair value was calculated using the following weighted average assumptions:

	December 31, 2011		December 31, 2010
	Warrants held	Warrants issued	Warrants held	Warrants issued
Expected volatility	124%	49%	74%	-
Risk-free interest rate	0.95%	0.95%	1.67%	-
Expected life	1.21 years	1.27 years	1.22 years	-

The Company’s equity investments, both available-for-sale and at fair value through profit or loss, are valued using quoted market prices in active markets and as such are classified within Level 1 of the fair value hierarchy. The fair value of investment securities is calculated as the quoted market price of the investment equity security multiplied by the quantity of shares held by the Company.

The Company calculates the fair value of the option component of convertible senior notes using a valuation model, which uses inputs, including the Company’s share price, share price volatility, and credit spreads. Because the valuation is dependent on inputs derived from observable market data, the option component of the convertible senior notes are classified within Level 2 of the fair value hierarchy. The fair value was calculated using the following assumptions as of December 31, 2011:

Volatility	22%
Credit spreads	4.5%

Changes in these assumptions would have the following impact on net earnings for the year ended December 31, 2011:

5% increase in volatility	$(5,149)
5% decrease in volatility	$5,185
0.5% increase in credit spreads	$(1,256)
0.5% decrease in credit spreads	$893

Risks

In the normal course of operations, the Company is exposed to credit risk, liquidity risk and the following market risks: commodity price, market price, interest rate and foreign currency exchange rate. The Company has developed a risk management process to identify, analyze and assess these and other risks, and has formed a Risk Committee to monitor all significant risks to the Company. The Board of Directors has overall responsibility for the oversight of the Company’s risk management framework, and receives regular reports from the Risk Committee.

Commodity price risk

The profitability of the Company’s mining operations will be significantly affected by changes in the market prices for gold and silver. Gold and silver prices fluctuate on a daily basis and are affected by numerous factors beyond the Company’s control. The supply and demand for gold and silver, the level of interest rates, the rate of inflation, investment decisions by large holders of gold and silver, including governmental reserves, and the stability of exchange rates can all cause significant fluctuations in gold and silver prices. Such external economic factors are in turn influenced by changes in international investment patterns and monetary systems, and political developments. From time to time, the Company will enter into zero cost collars or other financial instruments to manage short term commodity price fluctuations. At December 31, 2011 and 2010, the Company did not have any commodity-related financial instruments outstanding.

Market price risk

The Company is exposed to fluctuations in the fair value of investments made in equity securities and warrants. A 10% reduction in each company’s share price at December 31, 2011 would have reduced other comprehensive income by $35 and net earnings by $779 (December 31, 2010 - $1,729 and $659). A 10% increase in the share price of each company would have increased other comprehensive income and net earnings by $35 and $779, respectively (December 31, 2010 - $1,729 and $692).

The Company is also exposed to fluctuations in the fair value of warrants issued. A 10% reduction in the Company’s share price at December 31, 2011 would have increased net earnings by $302 (December 31, 2010 - $nil). A 10% increase in the Company’s share price would have decreased net earnings by $259 (December 31, 2010 - $nil).

As discussed above, the fair value of the option component of the convertible senior notes is also affected by fluctuations in the Company’s share price.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of United States dollars unless otherwise stated)

Interest rate risk

The Company is exposed to interest rate risk on its variable rate debt. The Company has not entered into any agreements to hedge against unfavourable changes in interest rates. If interest rates had been 0.5% higher during the year ended December 31, 2011, net earnings would have decreased by $173, mainly as a result of higher interest rates on variable borrowings (December 31, 2010 - $132). This analysis assumes that other variables remain constant (a 50 basis points decrease in interest rates would have had the equal but opposite effect).

Interest payable on the Company’s convertible senior notes is fixed at a rate of 3.50% .

Foreign currency exchange rate risk

Metal sales revenues for the Company are denominated in US dollars. Proceeds from metal sales are received in US dollars for the Company’s North American operations and are received in Australian dollars for the Company’s Australian operations. The Company is primarily exposed to currency fluctuations relative to the US dollar on expenditures that are denominated in Canadian dollars, Mexican pesos, and Australian dollars. These potential currency fluctuations could have a significant impact on production costs and thereby, the profitability of the Company. The Company is also exposed to the impact of currency fluctuations on its monetary assets and liabilities.

At December 31, 2011, the Company’s balance sheet exposure to foreign currency exchange rate risk in Canadian dollars (“CAD”), Mexican pesos (“MXN”) and Australian dollars (“AUD”) was as follows:

	CAD	MXN	AUD
Cash and cash equivalents	$66,826	$192,889	$24,729
Receivables	41,072	213,493	2,093
Investments	7,514	-	1,087
Other long-term assets	61,427	-	15,839
Payables and accrued liabilities	(103,304)	(218,880)	(22,637)
Current income tax liability	(3,709)	-	-
Long-term debt and finance lease obligations	(9,622)	(30)	(9,203)
Other long-term liabilities	(54)	(15,314)	-
Provisions	(864)	(1,307)	(13,469)
Deferred income tax liability	(234,411)	(2,706,750)	-
Net balance sheet exposure	$(175,125)	$(2,535,899)	$(1,561)

At December 31, 2010, the Company’s balance sheet exposure to foreign currency exchange rate risk in Canadian dollars (“CAD”), Mexican pesos (“MXN”) and Australian dollars (“AUD”) was as follows:

	CAD	MXN	AUD
Cash and cash equivalents	$2,059	$335,652	$-
Receivables	331	192,615	-
Investments	20,685	-	-
Payables and accrued liabilities	(4,402)	(200,860)	-
Other long-term liabilities	(360)	(13,435)	-
Deferred income tax liability	-	(831,487)	-
Net balance sheet exposure	$18,313	$(517,515)	$-

A 10% weakening / (strengthening) of these currencies against the US dollar at each balance sheet date would have increased / (decreased) equity and / or net earnings by the amounts shown below. This analysis assumes that other variables, in particular interest rates, remain constant.

	December 31	December 31
	2011	2010
Translation of net CAD exposure	$(15,655)	$(1,674)
Translation of net MXN exposure	(16,520)	3,812
Translation of net AUD exposure	(145)	-

As at December 31, 2011, the Company held forward contracts to hedge against the risk of an increase in the value of the Mexican peso versus the US dollar. The Company has entered into agreements to purchase Mexican pesos amounting to $68,272 at exchange rates ranging from 11.94 pesos per US dollar to 12.68 pesos per US dollar. These currency hedges have been accounted for as cash flow hedges of specified, peso-denominated costs at the Ocampo mine and settle at various dates between January 1, 2012 and September 30, 2013. These contracts had a negative fair value of $9,637 at December 31, 2011 (December 31, 2010 –$1,060), all of which has been recognized in other comprehensive income, with no associated tax impact (December 31, 2010 - $nil). Upon settlement of a forward contract, the cumulative gain or loss within accumulated other comprehensive income is reclassified to inventory and mineral properties to be recognized in income at the same time as the related cost.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of United States dollars unless otherwise stated)

Five forward contracts settled during the year ended December 31, 2011, resulting in a net gain of $69. The recognition of this net hedging gain resulted in a $193 decrease in production costs, a $128 increase in inventory, a $12 increase in general and administrative costs, and a $16 decrease in mineral properties.

During the year ended December 31, 2010, two forward contracts were settled resulting in a total gain of $377. The recognition of this hedging gain resulted in a $175 decrease in production costs, a $60 decrease in inventory, a $17 decrease in general and administrative costs, and a $125 decrease in mineral properties.

Credit risk

Credit risk relates to receivables and other contracts, and arises from the possibility that any counterparty to an instrument fails to perform. For cash and cash equivalents and receivables, the Company’s credit risk is limited to the carrying amount on the balance sheet. The Company manages credit risk by transacting with highly-rated counterparties and establishing a limit on contingent exposure for each counterparty based on the counterparty’s credit rating. Exposure on receivables is limited as the Company sells its products to a small number of organizations, on which the historical level of defaults is minimal.

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial asset. The Company manages this risk through regular monitoring of its cash flow requirements to support ongoing operations and expansionary plans. The Company ensures that there are sufficient committed loan facilities to meet its business requirements, taking into account anticipated cash flows from operations and holdings of cash and cash equivalents.

The contractual maturities of financial liabilities are outlined in Note 17 and Note 18. The Company has also entered into forward contracts to purchase Mexican pesos, which have been designated as hedging instruments. Future cash flows associated with the settlement of these contracts are not known until the contracts are settled.

30.	Capital management

The primary objective of managing the Company’s capital is to ensure that there is sufficient available capital to support the long-term growth strategy of the Company in a way that optimizes the cost of capital and shareholder returns, and ensures that the Company remains in a sound financial position. There were no changes to the Company’s overall capital management approach during the current year.

The capital of the Company consists of items included in shareholders’ equity and long-term debt and finance lease obligations. The Company manages and makes adjustments to the capital structure as opportunities arise in the market place, as and when borrowings mature, or when funding is required. This may take the form of raising equity or debt.

The Company monitors capital through the gross debt to total equity ratio, and targets a ratio of less than 25%. As at December 31, 2011, the ratio of gross debt to total equity was 9.92% (December 31, 2010 – 4.90% and January 1, 2010 – 4.89%), calculated as follows:

	December 31	December 31	January 1
	2011	2010	2010
Current portion of long-term debt and finance lease obligations	$5,056	$4,373	$4,398
Long-term debt and finance lease obligations	217,251	27,171	32,431
Gross debt	222,307	31,544	36,829
Shareholders’ equity	$2,241,138	$643,660	$753,754
Gross debt / Shareholders’ equity	9.92%	4.90%	4.89%

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of United States dollars unless otherwise stated)

31.	Segmented information

The Company’s reportable segments are consistent with the Company’s operating segments after aggregation and consist of the geographical regions in which the Company operates. In determining the Company’s segment structure, the Company considered the basis on which management, including the chief operating decision maker, reviews the financial and operational performance of the Company, and whether any of the Company’s mining operations share similar economic, operational and regulatory characteristics. The Company has three reportable segments, as follows:

—	Mexico: Ocampo mine, El Chanate mine, and El Cubo mine
—	Canada: Young-Davidson development stage project
—	Australia: Fosterville mine and Stawell mine

Corporate and other consists of the Company’s corporate offices and exploration properties.

The following are the operating results by reportable segment:

	Year ended December 31, 2011
			Corporate
	Mexico	Canada	and other	Total	Australia(1)

Revenue from mining operations	$401,794	$-	$107	$401,901	$48,214

Production costs, excluding amortization & depletion	125,870	-	-	125,870	29,459
Refining costs	2,063	-	-	2,063	121
Mine standby costs	11,430	-	-	11,430	-
Amortization and depletion	52,856	-	444	53,300	2,848
General and administrative	13,524	-	24,490	38,014	212
Exploration and business development	-	-	20,940	20,940	-
Decommissioning and site rehabilitation	-	-	2,103	2,103	-
Impairment (reversals) / charges	(109,493)	-	59,973	(49,520)	-
	96,250	-	107,950	204,200	32,640
Earnings / (loss) from operations	$305,544	$-	$(107,843)	$197,701	$15,574
Expenditures property, plant and equipment, mining interests & intangible assets	$143,295	$82,821	$3,908	$230,024	$17,362

(1)	At December 31, 2011, the Company’s Australian operations were presented as discontinued operations. See Note 7 for further information.

	Year ended December 31, 2010
			Corporate
	Mexico	Canada	and other	Total	Australia

Revenue from mining operations	$238,266	$-	$-	$238,266	$-

Production costs, excluding amortization & depletion	89,857	-	-	89,857	-
Refining costs	1,873	-	-	1,873	-
Mine standby costs	9,214	-	-	9,214	-
Amortization and depletion	44,353	-	324	44,677	-
General and administrative	9,823	-	18,929	28,752	-
Exploration and business development	-	-	1,934	1,934	-
Decommissioning and site rehabilitation	-	-	-	-	-
Impairment (reversals) / charges	223,357	-	-	223,357	-
	378,477	-	21,287	399,664	-
Earnings / (loss) from operations	$(140,211)	$-	$(21,187)	$(161,398)	$-
Expenditures property, plant and equipment, mining interests & intangible assets	$104,450	$-	$2,766	$107,216	$-

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of United States dollars unless otherwise stated)

The following are total assets by reportable segment:

				Corporate
	Mexico	Canada	Australia	and other	Total
Total assets at December 31, 2011	$1,304,087	$1,367,305	$207,931	$294,693	$3,174,016
Total assets at December 31, 2010	$592,654	$-	$-	$217,383	$810,037
Total assets at January 1, 2010	$758,800	$-	$-	$193,106	$951,906

Total non-current assets, excluding long-term financial assets, by geographical region, are as follows:

	December 31	December 31	January 1
	2011	2010	2010
Mexico	$1,160,740	$578,723	$746,644
Canada	1,401,943	493	548
Australia	-	-	-
	$2,562,683	$579,216	$747,192

Goodwill by reportable segment is as follows:

	December 31	December 31	January 1
	2011	2010	2010
Mexico	$233,521	$-	$106,799
Canada	222,781	-	-
Australia	-	-	-
	$456,302	$-	$106,799

At December 31, 2011, the Company had accumulated impairment charges of $106,799 relating to goodwill, which resulted from an impairment charge recognized during 2010 on the El Cubo cash-generating unit. Goodwill recognized in 2011 on the acquisition of Northgate and Capital Gold relates to the Young-Davidson and El Chanate CGUs, respectively.

The Company’s revenue is derived from the sale of gold and silver in Mexico and Australia, as disclosed in the tables above. The Company sells all gold and silver produced to three customers. The Company is not economically dependent on these customers for the sale of its product because gold and silver can be sold through numerous commodity market traders worldwide.

32.	Events after the reporting period

On March 27, 2012, the Company entered into a definitive agreement with Crocodile Gold Corp. (“Crocodile Gold”) pursuant to which Crocodile Gold will acquire the Company’s Stawell and Fosterville mines located in Australia through the acquisition of all of the shares of Northgate Australian Ventures Corporation Pty Ltd, for total consideration of up to CAD $105,000. Consideration will be comprised of CAD $70,000 in cash, CAD $10,000 in Crocodile Gold shares, and CAD $25,000 in contingent payments to be paid in three installments on each of the first three anniversaries of the closing date. The contingent payments are conditional upon the simple average gold price exceeding AUD$1,500.00 per ounce in the preceding twelve month period.